Exhibit 99.3

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE AND SIX MONTHS ENDED
JUNE 30, 2018

August 13, 2018

MANAGEMENT’S DISCUSSION AND ANALYSIS

This Management’s Discussion and Analysis (this “MD&A”) provides a review of the results of operations, financial condition and cash flows for The Stars Group Inc. on a consolidated basis, for the three and six months ended June 30, 2018. References to “The Stars Group” or the “Corporation” in this MD&A refer to The Stars Group Inc. and its subsidiaries or any one or more of them, unless the context requires otherwise. This document should be read in conjunction with the information contained in the Corporation’s unaudited interim condensed consolidated financial statements and related notes for the three and six months ended June 30, 2018 (the “Q2 2018 Financial Statements”), the Corporation’s audited consolidated financial statements and related notes for the year ended December 31, 2017 (the “2017 Annual Financial Statements”) and Management’s Discussion and Analysis thereon (the “2017 Annual MD&A”), and the Corporation’s annual information form for the year ended December 31, 2017 (the “2017 Annual Information Form” and together with the 2017 Annual Financial Statements and 2017 Annual MD&A, the “2017 Annual Reports”). These documents and additional information regarding the business of the Corporation are available on the System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com, the Electronic Data Gathering, Analysis, and Retrieval system (“EDGAR”) at www.sec.gov, and the Corporation’s website at www.starsgroup.com.

For reporting purposes, the Corporation prepared the Q2 2018 Financial Statements in U.S. dollars and, unless otherwise indicated, in conformity with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). The financial information contained in this MD&A was derived from the Q2 2018 Financial Statements. Unless otherwise indicated, all dollar (“$”) and “USD” amounts and references in this MD&A are in and to U.S. dollars, references to “EUR” or “€” are to European Euros, references to “GBP” or “£” are to British pound sterling, references to “CDN” or “CDN $” are to Canadian dollars and references to “AUS” or “AUS $” are to Australian dollars. Unless otherwise indicated, all references to a specific “note” refer to the notes to the Q2 2018 Financial Statements.

As a result of its previously announced Australian Acquisitions (as defined below) and in anticipation of the future integration of Sky Betting & Gaming (“SBG”) and potential future geographic expansion, the Corporation has revised the composition of its reporting segments and the manner in which it will report its operating results beginning with the Q2 2018 Financial Statements and this MD&A.  The Corporation believes that the new presentation will better reflect its current and expected management and operational structure. The Corporation previously had one reporting segment, gaming, with two major lines of operations, real-money online poker and combined real-money online casino and sportsbook. This will now be divided into two reporting segments, International and Australia (each as described below), with the major lines of operation noted below, and a Corporate cost center as further described below. The International segment currently includes the business operations of Stars Interactive Group (as defined below) and consisting of The Stars Group’s existing business prior to the Australian Acquisitions and SBG Acquisition, and the Australia segment currently includes the business operations of CrownBet and William Hill Australia (each as defined below). Prior quarterly and annual segmental results and information presented in this MD&A have been recast to be presented in a manner consistent with the changed reporting segments. See “Segment Results of Operations” below and note 5 of the Q2 2018 Financial Statements for additional information on the Corporation’s reporting segments.

As at June 30, 2018, the Corporation had four major lines of operations within its reporting segments, as applicable: real-money online poker (“Poker”), real-money online betting (“Betting”), real-money online casino gaming (“Gaming”), and other gaming-related revenues, including, without limitation, revenues from social and play-money gaming, live poker events, branded poker rooms and other nominal sources of revenue (collectively, “Other”). As it relates to these lines of operation, online revenues include revenues generated through the Corporation’s online, mobile and desktop client platforms.

This MD&A references non-IFRS financial measures, including those under the headings “Limitations of Key Metrics, Other Data and Non-IFRS Measures”, “Key Metrics and Non-IFRS Measures”, “Consolidated Results of Operations and Cash Flows”, “Segment Results of Operations”, and “Reconciliations” below. The Corporation believes these non-IFRS financial measures will provide investors with useful supplemental information about the financial performance of its business, enable comparison of financial results between periods where certain items may vary independent of business performance, and allow for greater transparency with respect to key metrics used by management in operating its business and making decisions.  Although management believes these financial measures are important in evaluating the Corporation, they are not intended to be considered in isolation or as a substitute for, or superior to, financial information prepared and presented in accordance with IFRS. They are not recognized measures under IFRS and do not have standardized meanings prescribed by IFRS. These measures may be different from non-IFRS financial measures used by other companies and may not be comparable to similar meanings prescribed by other companies, limiting its usefulness for comparison purposes. Moreover, presentation of certain of these measures is provided for period-over-period comparison purposes, and investors should be cautioned that the effect of the adjustments thereto provided herein have an actual effect on the Corporation’s operating results.

For purposes of this MD&A, the term “gaming license” refers collectively to all the different licenses, consents, permits, authorizations, and other regulatory approvals that are necessary to be obtained in order for the recipient to lawfully conduct (or be associated with) gaming in a particular jurisdiction, and unless the context requires otherwise or otherwise defined (particularly as it relates to the Corporation’s Gaming segment as used in this MD&A and the Q2 2018 Financial Statements, which currently only includes real-money online casino revenues), all references in this MD&A to “gaming” include all online gaming (e.g., poker and casino) and betting.

Unless otherwise stated, in preparing this MD&A the Corporation has considered information available to it up to August 13, 2018, the date the Corporation’s board of directors (the “Board”) approved this MD&A and the Q2 2018 Financial Statements.

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

This MD&A, the Q2 2018 Financial Statements, the 2017 Annual Reports and the Corporation’s prospectus supplement dated June 21, 2018 to the short form base shelf prospectus dated January 16, 2018 (the “2018 Prospectus Supplement”), contain certain information that may constitute forward-looking information and statements (collectively, “forward-looking statements”) within the meaning of the Private Securities Litigation Reform Act of 1995 and applicable securities laws, including financial and operational expectations and projections. These statements, other than statements of historical fact, are based on management’s current expectations and are subject to a number of risks, uncertainties, and assumptions, including market and economic conditions, business prospects or opportunities, future plans and strategies, projections, technological developments, anticipated events and trends and regulatory changes that affect the Corporation, its subsidiaries and their respective customers and industries. Although the Corporation and management believe the expectations reflected in such forward-looking statements are reasonable and are based on reasonable assumptions and estimates as of the date hereof, there can be no assurance that these assumptions or estimates are accurate or that any of these expectations will prove accurate. Forward-looking statements are inherently subject to significant business, regulatory, economic and competitive risks, uncertainties and contingencies that could cause actual events to differ materially from those expressed or implied in such statements.  Forward-looking statements are often, but not always, identified by the use of words such as “seek”, “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “potential”, “targeting”, “intend”, “could”, “might”, “would”, “should”, “believe”, “objective”, “ongoing”, “imply” or the negative of these words or other variations or synonyms of these words or comparable terminology and similar expressions. For example, see “Overview and Outlook”, “Key Metrics and Non-IFRS Measures”, “Liquidity and Capital Resources” and “Recent Accounting Pronouncements”.

Specific factors and assumptions include, without limitation, the following factors, which are discussed in greater detail in the “Risk Factors and Uncertainties” section of the 2017 Annual Information Form and in the “Risk Factors” section of the 2018 Prospectus Supplement:  the heavily regulated industry in which the Corporation carries on its business; risks associated with interactive entertainment and online and mobile gaming generally; current and future laws or regulations and new interpretations of existing laws or regulations, or potential prohibitions, with respect to interactive entertainment or online gaming or activities related to or necessary for the operation and offering of online gaming; potential changes to the gaming regulatory framework; legal and regulatory requirements; ability to obtain, maintain and comply with all applicable and required licenses, permits and certifications to offer, operate, and market its product offerings, including difficulties or delays in the same; significant barriers to entry; competition and the competitive environment within addressable markets and industries; impact of inability to complete future or announced acquisitions or to integrate businesses successfully;  the Corporation’s substantial indebtedness requires that it use a significant portion of its cash flow to make debt service payments; the Corporation’s secured credit facilities contain covenants and other restrictions that may limit the Corporation’s flexibility in operating its business; risks associated with advancements in technology, including artificial intelligence; ability to develop and enhance existing product offerings and new commercially viable product offerings; ability to mitigate foreign exchange and currency risks; ability to mitigate tax risks and adverse tax consequences, including, without limitation, the imposition of new or additional taxes, such as value-added (“VAT”) and point of consumption taxes, and gaming duties; the Corporation’s exposure to greater than anticipated tax liability; risks of foreign operations generally; protection of proprietary technology and intellectual property rights; ability to recruit and retain management and other qualified personnel, including key technical, sales and marketing personnel; defects in product offerings; losses due to fraudulent activities; management of growth; contract awards; potential financial opportunities in addressable markets and with respect to individual contracts; ability of technology infrastructure to meet applicable demand and reliance on online and mobile telecommunications operators; systems, networks, telecommunications or service disruptions or failures or cyber-attacks and failure to protect customer data, including personal and financial information; regulations and laws that may be adopted with respect to the Internet and electronic commerce or that may otherwise impact the Corporation in the jurisdictions where it is currently doing business or intends to do business, particularly those related to online gaming or that could impact the ability to provide online product offerings, including, without limitation, as it relates to payment processing; ability to obtain additional financing or to complete any refinancing on reasonable terms or at all; customer and operator preferences and changes in the economy; dependency on customers’ acceptance of its product offerings; consolidation within the gaming industry; litigation costs and outcomes; expansion within existing and into new markets; relationships with vendors and distributors; and natural events; contractual relationships of SBG or the Corporation with Sky plc and/or its subsidiaries; counterparty risks; failure of systems and controls of the Corporation to restrict access to its products; reliance on scheduling and live broadcasting of major sporting events; macroeconomic conditions and trends in the gaming and betting industry; bookmaking risks; an ability to realize projected financial increases attributable to acquisitions and the Corporation’s business strategies; and an ability to realize all or any of the Corporation’s estimated synergies and cost savings in connection with acquisitions. These factors are not intended to represent a complete list of the factors that could affect the Corporation; however, these factors, as well as those risk factors presented under the heading “Risk Factors and Uncertainties” in the 2017 Annual Information Form, under the heading “Risk Factors” in the 2018 Prospectus Supplement, elsewhere in this MD&A and the 2017 Annual Reports and in other filings that The Stars Group has made and may make in the future with applicable securities authorities, should be considered carefully.

The foregoing list of important factors and assumptions may not contain all the material factors and assumptions that are important to shareholders and investors. Shareholders and investors should not place undue reliance on forward-looking statements as the plans, assumptions, intentions or expectations upon which they are based might not occur.  The forward-looking statements contained in this MD&A are expressly qualified by this cautionary statement. Unless otherwise indicated by the Corporation, forward-looking statements in this MD&A describe the Corporation’s expectations as of August 13, 2018, and, accordingly, are subject to change after such date. The Corporation does not undertake to update or revise any forward-looking statements to reflect events and circumstances after the date hereof or to reflect the occurrence of unanticipated events, except in accordance with applicable securities laws.

LIMITATIONS OF KEY METRICS, OTHER DATA AND NON-IFRS MEASURES

Key Metrics and Other Data

The numbers for the Corporation’s key metrics, which include quarterly real-money active uniques (“QAUs”), quarterly net yield (“QNY”), net deposits (“Net Deposits”), Betting stakes (“Stakes”) and Betting net win margin percentage (“Betting Net Win Margin”), as well as certain other metrics, are calculated using internal company data based on the activity of customer accounts. While these numbers are based on what the Corporation believes to be reasonable judgments and estimates of its customer base for the applicable period of measurement, there are certain challenges and limitations in measuring the usage of its product offerings across its customer base. Such challenges and limitations may also affect the Corporation’s understanding of certain details of its business. In addition, the Corporation’s key metrics and related estimates may differ from estimates published by third parties or from similarly-titled metrics of its competitors due to differences in methodology and access to information. Moreover, the numerator of QNY is a non-IFRS measure. For important information on the Corporation’s non-IFRS measures, see the information presented under the heading “Management’s Discussion and Analysis” above and “Key Metrics and Non-IFRS Measures” below. The Corporation continually seeks to improve its estimates of its active customer base and the level of customer activity, and such estimates may change due to improvements or changes in the Corporation’s methodology.

For example, the methodologies used to measure the Corporation’s customer metrics are based on significant internal judgments and estimates, and may be susceptible to algorithm, calculation or other technical errors, including, without limitation, how certain metrics may be defined (and the assumptions and considerations made and included in, or excluded from, such definitions) and how certain data may be, among other things, integrated, analyzed and reported after the Corporation completes an acquisition or strategic transaction. Moreover, the Corporation’s business intelligence tools may fail on a particular data backup or upload, which could lead to certain customer activity not being properly recorded or accurately included in the calculation of a particular key metric. In addition, as it relates to certain of the Corporation’s product offerings, customers are required to provide certain information when registering and establishing real-money accounts, which could lead to the creation of multiple accounts for the same customer (in nearly all instances such account creation would violate the Corporation’s applicable terms and conditions of use) and customers could take advantage of certain customer acquisition incentives to register and interact with the Corporation’s product offerings, but not actually deposit or transfer funds into their real-money accounts with the Corporation. Furthermore, Customers may have more than one account across the Corporation’s brands that currently do not have common or shared account structure, which, if not properly recognized and accounted for, could lead to such customers being counted more than once. Although the Corporation typically addresses and corrects any such failures, duplications and inaccuracies relatively quickly, its metrics are still susceptible to the same and its estimations of such metrics may be lower or higher than the actual numbers.

The Corporation regularly reviews its processes for calculating and defining these metrics, and from time to time it may discover inaccuracies in its metrics or make adjustments to improve their accuracy that may result in the recalculation or replacement of historical metrics or introduction of new metrics. These changes may also include adjustments to underlying data, such as changes to historical revenue amounts as a result of certain accounting reallocations made in later periods and adjustments to definitions in an effort to provide what management believes may be the most helpful and relevant data. The Corporation also continuously seeks to improve its ability to identify irregularities and inaccuracies (and suspend any customer accounts that violate its terms and conditions of use and limit or eliminate promotional incentives that are susceptible to abuse), and its key metrics or estimates of key metrics may change due to improvements or changes in its methodology. Additionally, all the Corporation’s metrics are subject to software bugs, inconsistencies in the Corporation’s systems and human error. Notwithstanding, the Corporation believes that any such irregularities, inaccuracies or adjustments are immaterial unless otherwise stated.

If the public or investors do not perceive the Corporation’s customer metrics to accurately represent its customer base or level of customer activity, or if it discovers material inaccuracies in its customer metrics, the Corporation may be subject to certain liability and its reputation may be harmed, which could negatively affect its business, results of operations and financial condition.

Non-IFRS Measures

To supplement its Q2 2018 Financial Statements presented in accordance with IFRS, the Corporation considers certain financial measures that are not prepared in accordance with IFRS, including Adjusted EBITDA, Adjusted EBITDA Margin, Adjusted Net Earnings, Adjusted Diluted Net Earnings per Share, Free Cash Flow (each as defined below), and the numerator of QNY. However, these measures should not be considered in isolation from, or as a substitute for, financial information prepared in accordance with IFRS. There are a number of limitations related to the use of such non-IFRS measures as opposed to their nearest IFRS equivalent. Some of these limitations are:

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these non-IFRS financial measures exclude or are otherwise adjusted for the applicable items listed in the reconciliation tables under “Reconciliations” below and as set forth in the definitions of such measures; and

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the expenses, where applicable, that the Corporation excludes in its calculation of these non-IFRS financial measures may differ from the expenses, if any, that its peer companies may exclude from similarly-titled non-IFRS measures when they report their results of operations. In addition, although certain excluded expenses may have been incurred in the past or may be expected to recur in the future, management believes it is appropriate to exclude such expenses at this time as it does not consider them as on-going core operating expenses as it relates specifically to the Corporation as compared to its peer companies. For example, the Corporation currently excludes certain lobbying and legal expenses in jurisdictions where it is actively seeking licensure or similar approval, not for such expenses in jurisdictions where it (or any of its subsidiaries) currently operates, has customers, or holds a license or similar approval. Management believes that the Corporation’s incremental cost of these lobbying and legal expenses in such jurisdictions is generally higher than its peers given liabilities and related issues primarily stemming from periods prior to the Stars Interactive Group Acquisition (as defined below) or from matters not directly involving the Corporation or its current business. Moreover, certain exclusions, such as retention bonuses and office restructuring and legacy business unit shutdown costs, primarily relate to the Corporation’s transformation following the Stars Interactive Group Acquisition and management believes such expenses are more similar to acquisition-related costs than to on-going core operating expenses. Similarly, certain integration costs in relation to the CrownBet, and William Hill Australian Acquisitions and the SBG Acquisition are or will also be excluded as being more similar to acquisition-related costs rather than on-going core operating expenses. Over time, as management continues assessing its operations and calculating applicable non-IFRS measures, it believes that, subject to, among other things, unanticipated events or impacts of anticipated events, it should have fewer adjustments or the amounts of such adjustments should decrease over time with the exception of acquisition-related costs, which may be incurred from time to time based on the Corporation’s strategic initiatives.

See also the information presented under the heading “Management’s Discussion and Analysis” above and “Key Metrics and Non-IFRS Measures” below.

OVERVIEW AND OUTLOOK

Business Overview and Background

The Stars Group is a leading provider of technology-based product offerings in the global gaming and interactive entertainment industries. The Stars Group’s primary business and main source of revenue is its online gaming businesses. These currently consist of the operations of Stars Interactive Holdings (IOM) Limited and its subsidiaries and affiliates (collectively, “Stars Interactive Group”), which it acquired in August 2014 (the ‘‘Stars Interactive Group Acquisition’’), CrownBet Holdings Pty Limited and its subsidiaries and affiliates, including William Hill Australia Holdings Pty Ltd and its affiliates (“William Hill Australia” and where the context requires, collectively, “CrownBet”), which it acquired an 80% equity interest in between February 2018 and April 2018 (CrownBet acquired William Hill Australia in April 2018) (collectively, the “Australian Acquisitions”), and SBG, which it acquired in July 2018 (the “SBG Acquisition”). The Stars Interactive Group is based in the Isle of Man and operates globally, CrownBet operates and is based in Australia, and SBG is based in and primarily operates in the United Kingdom.

The Stars Group owns and operates gaming and related interactive entertainment businesses, such as online real-money poker, casino and betting (sometimes referred to as sportsbook) and play-money poker, casino and betting, which are delivered through both mobile and desktop applications and web. The Stars Group’s brands have millions of registered customers globally and collectively are leaders in online and mobile betting, poker, casino and other gaming-related offerings. The Stars Group offers directly or indirectly these products and services under several ultimately owned or licensed gaming and related consumer businesses and brands, including, among others, PokerStars, PokerStars Casino, BetStars, Full Tilt, BetEasy, Sky Bet, Sky Vegas, Sky Casino, Sky Bingo and Sky Poker, as well as live poker tour and events brands, including the PokerStars Players No Limit Hold’em Championship, European Poker Tour, PokerStars Caribbean Adventure, Latin American Poker Tour, Asia Pacific Poker Tour, PokerStars Festival and PokerStars MEGASTACK.

The Stars Group is the global leader in the online poker market, and currently estimates that PokerStars holds a significant majority of the market share of real-money poker player liquidity, or the volume of real-money online poker players, in regions where it offers real-money online poker and is among the leaders in play-money online poker player liquidity. The Stars Group has a leading online casino, PokerStars Casino, which launched in November 2014. The Stars Group also has an emerging sportsbook, BetStars, which is currently primarily focused on regulated jurisdictions within the European Union, as well as a majority equity interest in CrownBet, which currently operates in the regulated Australian online betting market, the second largest regulated online betting market in the world. In July 2018, The Stars Group acquired SBG, a leading mobile-led betting and gaming operator, which currently primarily operates in the regulated United Kingdom online gaming market, the largest regulated online gaming market in the world.

In addition to pursuing growth opportunities in poker in existing and new markets, including through the innovation of new product features and enhancements, geographic expansion, improvements to the poker ecosystem (as discussed below), and increased marketing campaigns, The Stars Group believes there are potentially significant opportunities for further growth and diversification of revenues in the Gaming and Betting lines of operation. The Stars Group believes that such potential opportunities include both direct customer acquisition, leveraging its brand awareness, and cross-selling its new products to its existing customer base. The Stars Group continues to improve its online casino and betting product offerings, expanding the range of its game content and broadening the range of its geographic markets. The Stars Group also continues to invest in product enhancements, improving the user experience of its websites and mobile applications. These improvements are accompanied by external marketing campaigns to both drive direct customer acquisition and improve cross-selling to existing customers, as well as expand the geographic reach of its products. In addition to online casino and betting, The Stars Group currently intends to expand upon and explore other growth opportunities, including expanding upon its current social gaming offerings and pursuing other interactive entertainment opportunities.

The Stars Group’s online casino offerings will likely be rolled out to certain additional jurisdictions, with the potential for both cross-selling to additional customers as well as direct customer acquisition. The Corporation currently has plans for product enhancements, such as enhancing its web casino and mobile applications and adding to its portfolio of unique and custom promotion tools. These promotional tools should enable improved promotions and loyalty, with ongoing investment in its Stars Rewards cross-vertical loyalty program and its VIP treatment program and the overall customer experience. The Stars Group believes it has a premier, scalable platform that diversifies its product offerings both geographically and across verticals and as such, continuously works to enhance this proprietary platform. The Corporation has invested significantly in its technology infrastructure since inception to provide a positive, best-in-

class experience for its customers, not only from a gameplay perspective, but most importantly, with respect to security and integrity across its product offerings. The Stars Group dedicates nearly all of its research and development investments to its online gaming business, which seeks to provide broad market applications for products and services derived from its technology base, and expects to continue investing significantly in research and development in an effort to constantly improve customer experience and engagement. To support its strong reputation for security and integrity, The Stars Group employs what it believes to be industry‑leading practices and systems with respect to various aspects of its technology infrastructure, including, but not limited to, information and payment security, game integrity, customer fund protection, marketing and promotion, customer support, responsible gaming, and loyalty programs, rebates and rewards (i.e., incentives). Additionally, the Corporation expects the SBG Acquisition to support ongoing enhancements to the Corporation’s combined online casino offering, including integrating additional casino games, such as top performing slots and additional in-house developed games.

The Stars Group also monitors and assesses its product offerings, including through advanced business intelligence analytics regarding customer engagement and behavior, to continuously improve the experience for all of its customers and to ensure a safe, competitive and enjoyable environment. This includes implementing policies and controls over the use of abusive technological tools and software, assessing pricing and incentives, and introducing improvements to product ecosystems. In particular, The Stars Group has implemented, and continues to implement, policies and controls to significantly reduce or eliminate the use of certain sophisticated technology that may provide an artificial competitive advantage for certain customers over others. It has also made, and may continue to make, changes to its pricing and incentives to ensure that they align with the Corporation’s objectives to reward customers for loyalty and behavior that is positive to the overall customer experience and the particular product’s ecosystem. For example, since the beginning of 2016, The Stars Group has introduced certain improvements in the poker ecosystem to benefit and attract high-value, net-depositing customers (primarily recreational players) and reduce incentives for high-volume, net-withdrawing customers, and adjust the pricing on poker games and tournaments (also known as rake and tournament fees) on certain offerings (which resulted in an effective increase in pricing). Most recently, the Corporation launched the Stars Rewards program in July 2017, which is an integrated cross vertical loyalty program focused on improving customer engagement, retention and the player experience. The Stars Rewards program seeks to offer an exciting, personalized gaming experience that rewards players for their overall gameplay across poker, casino and sportsbook, in each case where available. Stars Rewards gives players randomized prizes based on a number of factors, including the time passed since the player made his or her first real-money deposit, volume of play, player impact on the overall ecosystem, such as whether the player is a net-withdrawing versus net-depositing player, and product and game selection.

The Stars Group anticipates that these and future planned improvements, despite an expected overall decrease in volume of gameplay and total deposit balances held by high-volume, net-withdrawing players, will create a more attractive environment and experience for recreational players, allowing them to play longer on its platforms and engage in its various product offerings. The Stars Group believes these initiatives have led and may continue to lead to an increase in Net Deposits. The Stars Group has been, among other things, reinvesting resulting savings and funds from the poker ecosystem improvements into marketing, increased incentives for certain customers, bonuses and promotions, new poker product offerings, research and development, and to help offset costs in the business, including certain taxes, gaming duties and other costs related to promoting the regulation of online gaming in various jurisdictions.

The Stars Group, through certain of its subsidiaries, is licensed or approved to offer, including under third-party gaming licenses, its product offerings in various jurisdictions throughout the world, including in Europe, both within and outside of the European Union, which is currently its primary market, Australia, North America and elsewhere. The Stars Group is one of the world’s most licensed online gaming operators with its subsidiaries collectively holding licenses or approvals in 19 jurisdictions throughout the world, including in Europe, Australia, and the Americas. The Stars Group anticipates a combined evolution of regulation of online gaming, including online poker, casino and/or betting, including with respect to shared liquidity, globally and The Stars Group intends to seek licensure and/or approvals through third parties to operate in these jurisdictions as such opportunities become available to it. The Stars Group supports the regulation of online gaming, including licensing and taxation regimes and pooled poker liquidity, which it believes will promote sustainable online gaming markets that are beneficial for consumers, governments and the citizens of the regulating jurisdiction, operators and the gaming industry as a whole. The Stars Group expects to continue to invest substantial resources into these efforts, particularly in markets that management believes may in the future have the greatest impact on its business. The Stars Group strives to work with applicable governmental authorities to develop regulations that it expects would protect consumers, encourage responsible gaming, ensure efficient taxation and promote regulated gameplay. The Stars Group also strives to be among the first licensed operators to obtain gaming licenses, participate in shared liquidity pools and provide online gaming to customers in newly-regulated jurisdictions, in each case to the extent it would be in furtherance of The Stars Group’s business goals and strategy and in compliance with its policies and procedures. See also “Regulatory Environment” in each of the 2017 Annual Information Form and the 2018 Prospectus Supplement.

The online gaming industry is heavily regulated and failure by The Stars Group to obtain or maintain applicable licensure or approvals, participate in shared liquidity pools or otherwise comply with applicable requirements, restrictions and prohibitions, could, among other things, be disruptive to its business and adversely affect its operations. The Stars Group may also be unable to capitalize on the expansion of online gaming or other trends and changes in the online gaming industry, in part due to laws and regulations governing this industry. For example, new gaming or gaming-related laws or regulations, changes in existing gaming or gaming-related laws or regulations, new interpretations of such laws or regulations or changes in the manner in which such laws and regulations are enforced, may materially hinder or prevent The Stars Group from continuing to operate in those jurisdictions where it currently conducts business or where its customers are located, which would harm its operating results and financial condition. For additional risks and uncertainties related to regulation, see “Risk Factors and Uncertainties—Risks Related to Regulation” in the 2017 Annual Information Form and under the heading “Risk Factors” in the 2018 Prospectus Supplement.

For additional information about The Stars Group, see the disclosure and discussion elsewhere in this MD&A, the 2017 Annual Reports and the 2018 Prospectus Supplement. For additional risks and uncertainties relating to, among other things, The Stars Group, its business, its customers, its regulatory and tax environment and the industries and geographies in which it operates or where its customers are located, see “Risk Factors and Uncertainties” below and in the 2017 Annual Information Form and “Risk Factors” in the 2018 Prospectus Supplement as well as the risks and uncertainties contained elsewhere herein, the 2017 Annual Reports and in other filings that The Stars Group has made and may make in the future with applicable securities authorities.

Recent Corporate and Other Developments

Below is a general summary of certain recent corporate and other developments from the second quarter of 2018 through the date hereof. For additional corporate and other developments and highlights, see the 2017 Annual Reports, the 2018 Prospectus Supplement and “Further Information” below.

CrownBet and William Hill Australia

On April 24, 2018, the Corporation increased its equity interest in CrownBet from 62% to 80% and CrownBet acquired William Hill Australia. The aggregate purchase price under the agreements for these transactions was $435 million (inclusive of $117.7 million to acquire the previously announced 62% equity interest in CrownBet), which was paid in a combination of cash and the issuance of 3,115,344 million newly-issued Common Shares. As part of the purchase of the additional 18% equity interest in CrownBet, the management team of CrownBet is entitled to an additional payment of up to $182 million in 2020 subject to certain conditions and payable in cash, additional Common Shares or a combination thereof, at the Corporation’s discretion. To finance the cash portion of the purchase price for the transactions, the Corporation completed the April 2018 Amend and Extend (as defined below).

The Corporation currently anticipates rebranding CrownBet (including William Hill Australia) as BetEasy.

Amendment and Extension of Existing First Lien Term Loans and Existing Revolving Facility

As previously disclosed, on April 6, 2018, the Corporation successfully increased, repriced and extended the maturity of its Existing First Lien Term Loans and Existing Revolving Facility (each as defined below), amended and restated the applicable credit agreement, and fully repaid the remaining $95 million outstanding on its USD Second Lien Term Loan (as defined below) (collectively, the “April 2018 Amend and Extend”). For additional information, see “Liquidity and Capital Resources” below.

Election of New Director and Appointment of Executive Chairman and Lead Director

On May 10, 2018, the Corporation announced, among other things, that its shareholders had elected one new director, Mr. Rafael (Rafi) Ashkenazi, the Corporation’s Chief Executive Officer, and re-elected Messrs. Divyesh (Dave) Gadhia, Harlan Goodson, Alfred F. Hurley, Jr. and David Lazzarato and Ms. Mary Turner to the Board at the annual and special meeting of shareholders. Following the meeting, Mr. Gadhia was appointed as Executive Chairman of the Board and Mr. Hurley as Lead Director. Mr. Peter E. Murphy did not stand for re-election.

U.S. Sports Betting

On May 14, 2018, the United States Supreme Court struck down, as an unconstitutional exercise of federal power, the nearly 30-year ban on sports betting under the Professional and Amateur Sports Protection Act. The Corporation believes that the decision by the Court is an important step forward in the regulation of sports betting in the United States and that it is well-positioned to take advantage of any new business and market opportunities as they develop. Currently, more than 20 states have either existing sports betting laws or have pending legislation to legalize or study sports betting. On August 2, 2018, The Stars Group and Resorts Casino Hotel announced the extension of their existing partnership in the New Jersey regulated online gaming market to include online and mobile sports wagering through the Corporation’s BetStars brand alongside the already existing online poker and casino offering available through PokerStarsNJ. On August 10, 2018, The Stars Group and Mount Airy Casino Resort announced a partnership to enter Pennsylvania’s online sports wagering and gaming market where The Stars Group will offer to customers in Pennsylvania its online poker, casino (including slots and tables) and sports wagering products.

Shared Liquidity Pool

As previously disclosed, on May 28, 2018, the Corporation announced that PokerStars players in Portugal joined the existing PokerStars shared player pool between France and Spain. PokerStars was the first online operator to offer such a shared player pool among the three previously ring-fenced markets, allowing players on the French-, Portuguese- and Spanish-licensed offerings to play against each other across real-money virtual poker tables.

Equity Offering

As previously disclosed, on June 26, 2018, the Corporation closed an underwritten public offering of Common Shares (the “Equity Offering”) at a price of $38.00 per Common Share. The Corporation sold a total of 17,000,000 Common Shares and certain selling shareholders of the Corporation sold another 8,000,000 Common Shares. The net proceeds to the Corporation, after underwriting discounts and commissions, but before expenses of the Equity Offering payable by the Corporation, were $621.8 million. The Equity Offering also included an over-allotment option granted to the underwriters to purchase an additional 1,875,000 Common Shares from the Corporation and 1,875,000 Common Shares from the selling shareholders at a price of $38.00 per Common Share. The underwriters exercised this over-allotment option in full on July 20, 2018, which closed on July 24, 2018 and resulted in additional net proceeds to the Corporation after underwriting discounts and commissions, but before expenses of the over-allotment option payable by the Corporation, of $68.6 million.

Acquisition of Sky Betting & Gaming

As previously disclosed, on July 10, 2018, the Corporation completed the SBG Acquisition. The aggregate purchase price under the transaction agreements was $4.7 billion, of which $3.6 billion was paid in cash and the remainder was paid through the issuance of 37.9 million newly issued Common Shares. To finance the cash portion of the purchase price, repay the Existing First Lien Term Loans and repay SBG’s existing long-term debt, the Corporation used cash on its balance sheet and raised $4.567 billion in First Lien Term Loans (as defined below), $1.00 billion in Senior Notes (as defined below) and $621.8 million of net proceeds (before expenses), excluding the overallotment, from the issuance of additional Common Shares as a result of the Equity Offering. The Corporation also obtained a new Revolving Facility (as defined below) of $700.0 million of which it had drawn $100.0 million as of completion of the acquisition (collectively with the foregoing, the “SBG Financing”). See “Overview and Outlook—Recent Corporate and Other Developments—Equity Offering”, Liquidity and Capital Resources—Long-Term Debt” and note 18 in the Q2 2018 Financial Statements for additional information.

Mandatory Conversion of Preferred Shares

On July 18, 2018, the Corporation completed the previously announced mandatory conversion of all of its issued and outstanding convertible preferred shares (“Preferred Shares”) as of such date and issued 52 million Common Shares to the holders thereof. All Preferred Shares were cancelled and all rights associated therewith were terminated.

Prior to completion of the conversion, Polar Multi-Strategy Master Fund (and certain affiliated funds) and Verition Canada Master Fund Ltd. applied to the Ontario Superior Court of Justice for a declaration that the mandatory conversion would contravene The Stars Group’s articles of continuance. On July 17, 2018, the Superior Court ruled in favor of the Corporation and dismissed the application. As a result, the Corporation proceeded with the conversion as indicated above. The applicants subsequently appealed the Superior Court decision and in the appeal are seeking, among other things, rescission of the conversion or potential damages.

Financial Outlook

On August 13, 2018, the Corporation issued its second quarter 2018 financial results press release, which included its updated full year 2018 consolidated financial guidance reflecting, among other things, expected results from SBG and its majority equity interest in CrownBet.  The press release is available on SEDAR, EDGAR and on The Stars Group’s website at www.starsgroup.com.

KEY METRICS AND NON-IFRS MEASURES

The Corporation reviews a number of metrics and measures, including those set forth below, to evaluate its business, measure performance, identify trends, formulate business plans and make strategic decisions. Although management may have provided other metrics and measures in the past, it continues to review and assess the importance, completeness and accuracy of such metrics and measures as it relates to its evaluation of the Corporation’s business, performance and trends affecting the same. This includes, without limitation, customer engagement, gameplay, depositing activity and various other customer trends, particularly following the introduction of certain previously announced improvements in the poker ecosystem to benefit and attract recreational customers and reduce incentives for high-volume, net-withdrawing customers, the introduction of certain customer acquisition initiatives, and the Corporation’s expansion in real-money online casino and sportsbook, including through acquisitions and strategic transactions, particularly the Australian Acquisitions and SBG Acquisition. As such, management may determine that particular metrics or measures that may have been presented in the past may no longer be helpful or relevant to understanding the Corporation’s current and future business, performance or trends affecting the same, in particular as the Corporation expands its presence in existing or new jurisdictions, integrates previously acquired businesses such as CrownBet and SBG, and continues to grow its Gaming and Betting lines of operations. As a result, such historic metrics or measures may be removed, replaced, redefined or clarified, or new or alternative metrics or measures may be introduced. For each applicable period, management intends to provide such metrics and measures that it believes may be the most helpful and relevant to obtain a complete and accurate understanding of the Corporation’s business, performance, including normalized measures of the same, and trends affecting the same, in each case taking into account, among other things, the development of its product offerings, loyalty programs, customer acquisition efforts, expansion in new markets and verticals, and acquisitions and strategic transactions, if any. The Corporation is in the process of integration and migration of customers and platforms with respect to the Australian Acquisitions, and once complete, the Corporation intends to report certain key metrics for the Australia segment in addition to Stakes and Betting Net Margin, which are included in this MD&A.

In addition, the Corporation uses certain non-IFRS financial measures in evaluating its operating results and for financial and operational decision-making purposes. The Corporation believes that such measures help identify underlying trends in its business that could otherwise be masked by the effect of the expenses that it excludes in such measures or, in the case of Free Cash Flows, by cash that is not available for financial or operational use. The Corporation also believes that such measures provide useful information about its operating results, enhance the overall understanding of its past performance and future prospects and allow for greater transparency with respect to metrics and measures used by management in its financial and operational decision-making.

For additional information on how the Corporation calculates its key metrics and non-IFRS measures and factors that can affect such metrics and measures, see below and “Limitations of Key Metrics, Other Data and Non-IFRS Measures” above.

With respect to the International reporting segment, the Corporation provides applicable key metric trend information for each of the eight most recently completed quarterly periods, except for Stakes and Betting Net Win Margin, which are provided for the three and six months ended June 30, 2018 and the comparative periods in 2017. With respect to the Australia reporting segment, the Corporation currently provides only Stakes and Betting Net Win Margin for the three and six months ended June 30, 2018 and the comparative prior periods due to the timing of the Australian Acquisitions and the ongoing integration and migration of the same as noted above.

Non-IFRS measures for each segment (and on a consolidated basis) are presented for the three and six months ended June 30, 2018 and the comparative periods in 2017. Consolidated key metrics are not provided because management analyzes these key metrics primarily on a segment-by-segment basis due to differences in the nature of the applicable segment’s market, customer base and product offerings. Notwithstanding and unless the context otherwise requires, the Corporation believes that readers should consider the applicable key metrics together for each segment (but not on a consolidated basis) as customer growth and monetization trends reflected in such metrics are key factors that affect the Corporation’s revenues for the applicable segment.

For other important information on the Corporation’s key metrics and non-IFRS measures and limitations related to the use of such metrics and measures, see the information presented under the heading “Management’s Discussion and Analysis” and “Limitations of Key Metrics, Other Data and Non-IFRS Measures” above.

Key Metrics

Quarterly Real-Money Active Uniques (QAUs)

The Corporation defines QAUs as active unique customers (online, mobile and desktop client) who (i) made a deposit or transferred funds into their real-money account with the Corporation at any time, and (ii) generated real-money online rake or placed a real-money online bet or wager on during the applicable quarterly period. The Corporation defines unique as a customer who played or used one of its real-money offerings at least once during the period, and excludes duplicate counting, even if that customer is active across multiple lines of operation (Poker, Gaming and/or Betting, as applicable). The definition of QAUs excludes customer activity from certain low-stakes, non-raked real-money poker games, but includes real-money activity by customers using funds (cash and cash equivalents) deposited by the Corporation into such customers’ previously funded accounts as promotions to increase their lifetime value. QAUs are a measure of the player liquidity on the Corporation’s real-money poker product offerings and level of usage on all its real-money product offerings, collectively. Trends in QAUs affect revenue and financial results by influencing the volume of activity, the Corporation’s product offerings, and its expenses and capital expenditures. QAUs are disclosed for the International reporting segment on a combined basis for the Corporation’s relevant brands within that segment. See “Segment Results of Operations” below.

Quarterly Net Yield (QNY)

The Corporation defines QNY as combined revenue for its lines of operation (i.e., Poker, Gaming and/or Betting), excluding Other revenues, as reported during the applicable quarterly period (or as adjusted to the extent any accounting reallocations are made in later periods) divided by the total QAUs during the same period. QNY is a non-IFRS measure. For important information on the Corporation’s non-IFRS measures, see the information presented under the heading “Management’s Discussion and Analysis” and “Limitations of Key Metrics, Other Data and Non-IFRS Measures” above. Trends in QNY are a measure of growth as the Corporation continues to expand its applicable core real-money online product offerings. In addition, the trends in the Corporation’s ability to generate revenue on a per customer basis across its real-money online product offerings are reflected in QNY and are key factors that affect the Corporation’s revenue. QNY is disclosed for the International reporting segment on a combined basis for the Corporation’s relevant brands within that segment. See “Segment Results of Operations” below. The Corporation also provides QNY on a constant currency basis. For additional information on the Corporation’s constant currency revenues, see “Consolidated Results of Operations and Cash Flows—Foreign Exchange Impact on Revenue”.

Net Deposits

The Corporation defines Net Deposits as the aggregate of gross deposits or transfer of funds made by customers into their real-money online accounts less withdrawals or transfer of funds by such customers from such accounts, in each case during the applicable quarterly period. Gross deposits exclude (i) any deposits, transfers or other payments made by such customers into the Corporation’s play-money and social gaming offerings, and (ii) any real-money funds (cash and cash equivalents) deposited by the Corporation into such customers’ previously funded accounts as promotions to increase their lifetime value. Net Deposits are closely correlated to the Corporation’s reported revenue as some or all of such deposits eventually become revenue if and when the deposits are used for applicable rake, tournament fees or wagering. Trends in Net Deposits are used by management to gauge expected revenue performance across the International segment’s applicable lines of operations and are considered by management when making decisions with respect to applicable product offering changes, including but not limited to, the recent and continuing changes to the Corporation’s online poker ecosystem to benefit and attract high-value, net-depositing customers (primarily recreational players). Net Deposits are not, and should not be considered, representative of revenue bookings or deferred revenues. Net Deposits are disclosed for the International segment on a combined basis for the Corporation’s relevant brands within that segment. See “Segment Results of Operations” below.

Stakes and Betting Net Win Margin

The Corporation defines Stakes as betting amounts wagered on the Corporation’s applicable online betting product offerings, and is also an industry term that represents the aggregate amount of funds wagered by customers within the Betting line of operation for the period specified. Betting Net Win Margin is calculated as Betting revenue as a proportion of Stakes. The Corporation uses Stakes and Betting Net Win Margin as measures of the scale of its operations, the engagement of its customers and performance of its operations across its product offerings and geographic regions. Trends in Stakes are a measure of growth in the Corporation’s Betting line of operations as the Corporation continues to expand its applicable core real-money online betting offerings. Trends in Betting Net Win Margin are a measure of the favorability of the outcomes of sporting and other events and the impact of promotional offerings related to the Corporation’s betting offerings. Stakes and Betting Net Win Margin are disclosed for each segment on a combined basis for the Corporation’s relevant betting brands within that segment. See “Segment Results of Operations” below.

Non-IFRS Measures

The Corporation currently considers the following additional non-IFRS measures, reconciliations of which to their nearest IFRS measures are provided, as applicable, under “Reconciliations” below:

Adjusted EBITDA

The Corporation defines Adjusted EBITDA as net earnings before financial expenses, income taxes expense (recovery), depreciation and amortization, stock-based compensation, restructuring, net earnings (loss) on associate and certain other items as set out in the reconciliation tables under “Reconciliations” below.

Adjusted EBITDA Margin

The Corporation defines Adjusted EBITDA Margin as Adjusted EBITDA as a proportion of total revenue.

Adjusted Net Earnings

The Corporation defines Adjusted Net Earnings as net earnings before interest accretion, amortization of intangible assets resulting from purchase price allocations following acquisitions, deferred income taxes, stock-based compensation, restructuring and certain other items as set out in the reconciliation tables under “Reconciliations” below.

Adjusted Diluted Net Earnings per Share

The Corporation defines Adjusted Diluted Net Earnings per Share as Adjusted Net Earnings attributable to the Shareholders of The Stars Group Inc.  divided by Diluted Shares. Diluted Shares means the weighted average number of Common Shares on a fully diluted basis, including options, other equity-based awards, warrants and the Preferred Shares. The effects of anti-dilutive potential Common Shares are ignored in calculating Diluted Shares. Diluted Shares used in the calculation of diluted EPS (as defined below) may differ from diluted shares used in the calculation of Adjusted Diluted Net Earnings per Share where the dilutive effects of the potential Common Shares differ. See note 7 in the Q2 2018 Financial Statements. For the three and six months ended June 30, 2018, Diluted Shares used for the calculation of Adjusted Diluted Net Earnings per Share equaled 215,380,175 and 212,449,078, respectively, compared with 203,467,303 and 201,969,186 for the same periods in 2017, respectively.

Free Cash Flow

The Corporation defines Free Cash Flow as net cash flows from operating activities after adding back customer deposit liability movements, and after capital expenditures and debt servicing cash flows (excluding voluntary prepayments), as set out in the reconciliation tables under “Reconciliations” below. The Corporation believes that removing movements in customer deposit liabilities provides a more meaningful understanding of its free cash flows as customer deposits are not available funds for the Corporation to use for financial or operational purposes.

CONSOLIDATED RESULTS OF OPERATIONS AND CASH FLOWS

Summary consolidated results of operations, cash flows and certain other items of the Corporation for the three and six months ended June 30, 2018 and 2017 are set forth below:

	Three Months Ended June 30,			Six Months Ended June 30,
In thousands of U.S. Dollars (except otherwise noted)	2018	2017	% Change	2018	2017	% Change
Revenue
Poker	216,986	202,897	6.9%	462,861	421,559	9.8%
Gaming	101,941	80,726	26.3%	208,651	160,488	30.0%
Betting	80,912	8,836	815.7%	108,722	15,853	585.8%
Other	11,673	12,846	(9.1%)	24,169	24,725	(2.2%)
Total Revenue	411,512	305,305	34.8%	804,403	622,625	29.2%

Gross Profit	327,875	252,637	29.8%	640,502	507,496	26.2%
Gross Profit Margin (%)	79.7%	82.7%	(3.7%)	79.6%	81.5%	(2.3%)

Operating Expenses
General and administrative	262,786	110,395	138.0%	404,093	213,250	89.5%
Sales and marketing	54,899	31,342	75.2%	104,319	65,360	59.6%
Research and development	9,126	5,383	69.5%	17,160	12,483	37.5%
Operating Income	1,064	105,517	(99.0%)	114,930	216,403	(46.9%)

Net Financing Charges	160,360	39,052	310.6%	198,710	81,497	143.8%
Net Earnings from Associates	(1,068)	—	(100.0%)	(1,068)	—	(100.0%)
Income Tax Recovery	(3,404)	(4,018)	(15.3%)	(2,249)	(1,330)	69.1%
Net (Loss) Earnings	(154,824)	70,483	(319.7%)	(80,463)	136,236	(159.1%)
Adjusted Net Earnings ¹	131,023	114,028	14.9%	269,785	227,396	18.6%

Adjusted EBITDA ¹	168,270	146,539	14.8%	343,292	297,540	15.4%
Adjusted EBITDA Margin ¹	40.9%	48.0%	(14.8%)	42.7%	47.8%	(10.7%)

Earnings Per Share
Basic ($/Share)	(1.01)	0.48	(310.4%)	(0.52)	0.93	(155.9%)
Diluted ($/Share)	(1.01)	0.35	(388.6%)	(0.52)	0.67	(177.2%)
Adjusted Diluted Net Earnings per Share ($/Share) ¹	0.60	0.56	7.1%	1.27	1.13	12.4%

Net cash inflows from operating activities	164,011	130,426	25.8%	296,080	225,973	31.0%
Net cash outflows from investing activities	(230,757)	(6,015)	3736.4%	(334,594)	(8,930)	3646.9%
Net cash inflows (outflows) from financing activities	889,108	(153,997)	677.4%	861,289	(266,639)	423.0%
Free Cash Flow ¹	84,856	94,857	(10.5%)	167,115	159,722	4.6%

As at	June 30, 2018		December 31, 2017		% Change
Total Assets		6,707,735		5,415,126		23.9%
Total Non-Current Liabilities		3,005,867		2,509,221		19.8%

¹ Non-IFRS measure. For reconciliations of non-IFRS measures to their nearest IFRS measures, see “Reconciliations” below. For other important information on the Corporation’s non-IFRS measures and limitations related to the use of such non-IFRS measures, see the information presented under the heading “Management’s Discussion and Analysis”,

“Limitations of Key Metrics, Other Data and Non-IFRS Measures” and “Key Metrics and Non-IFRS Measures” above.

Revenue

a)	Poker

Poker revenue for the quarter ended June 30, 2018 was $217.0 million, an increase of 6.9% compared to $202.9 million for the same period in 2017. Poker revenue for the six months ended June 30, 2018 was $462.9 million, an increase of 9.8% compared to $421.6 million for the same period in 2017. The increases for both periods were primarily the result of (i) continued success of the Stars Rewards loyalty program and continued focus on high-value, net-depositing customers (primarily recreational players), (ii) positive impacts of foreign exchange fluctuations and (iii) the introduction of shared poker liquidity in France and Spain in the first quarter and the addition of Portugal in the second quarter. This was partially offset by the cessation of operations in Australia in September 2017 and Colombia in July 2017, continued negative operating conditions in Poland due to certain prior regulatory changes in that jurisdiction and greater than anticipated cross selling during the 2018 FIFA World Cup (the “World Cup”) to Gaming and Betting. See “Segment Results of Operations” below.

With respect to Canada, the jurisdiction where its registered office is located, and based solely on calculations derived from internal records, the Corporation estimates that revenue derived from customers in Canada, which currently relates only to peer-to-peer Poker, would represent less than 5% of its total consolidated revenue for the three and six months ended June 30, 2018 and 2017. These estimations are neither itemized nor otherwise separated from the revenues the Corporation reports under IFRS or otherwise, and as such, they cannot be reconciled to a reported IFRS measure.

b)	Gaming

Gaming revenue for the quarter ended June 30, 2018 was $101.9 million, an increase of 26.3% compared to $80.7 million for the same period in 2017. Gaming revenue for the six months ended June 30, 2018 was $208.7 million, an increase of 30.0% compared to $160.5 million for the same period in 2017. The increases in both periods were primarily the result of (i) product and content improvements to PokerStars Casino including the introduction of over 150 new casino games during the six months ended June 30, 2018, (ii) positive impacts of foreign exchange fluctuations, and (iii) the launch of PokerStars Casino in certain new markets within the current year. This was partially offset by continued negative operating conditions in Poland due to certain prior regulatory changes in that jurisdiction.

c)	Betting

Betting revenue for the quarter ended June 30, 2018 was $80.9 million, an increase of 815.7% compared to $8.8 million for the same period in 2017. Betting revenue for the six months ended June 30, 2018 was $108.7 million, an increase of 585.8% compared to $15.9 million for the same period in 2017. The increases in both periods were primarily due to (i) the Australian Acquisitions, (ii) product and content improvements to BetStars, (iii) the launch of Betstars in certain new markets within the current year, and (iv) increased wagering activity due to the World Cup. Revenue was further positively impacted by improved Betting Net Win Margin during both periods.

Foreign Exchange Impact on Revenue

The U.S. dollar, which continues to be the primary currency of gameplay on the Corporation’s consolidated product offerings, has strengthened during the second quarter compared to the first quarter of 2018, relative to certain foreign currencies (particularly the Euro, which is the primary depositing currency of the Corporation’s customers), but remains weaker during the first six months of 2018 compared to the same period in the prior year. This had a positive impact on the Corporation’s Poker, Gaming and Betting. During the three and six months ended June 30, 2018, the Corporation estimates the increase in the purchasing power of its consumer base, based on a weighted average of customer deposits, was a result of an average 4.5% and 7.8% increase, respectively, in the value of its customers’ local currencies relative to the U.S. dollar compared with the same periods in 2017.

To calculate revenue on a constant currency basis, the Corporation translated revenue for the current period using the prior year’s monthly average exchange rates for its local currencies other than the U.S. dollar, which the Corporation believes is a useful metric that facilitates comparison to its historical performance, mainly because the U.S. dollar is the primary currency of gameplay on the Corporation’s consolidated product offerings and the majority of the Corporation’s customers are from European Union jurisdictions.

If the Corporation had translated its total consolidated IFRS revenue for the three and six months ended June 30, 2018 using the constant currency exchange rates for its source currencies other than the U.S. dollar, such revenues would have been $399.1 million and $755.9 million, respectively, which is $12.4 million and $48.5 million lower than actual IFRS revenues for each respective period. As a result, excluding the impact of year-over-year changes in foreign exchange rates, such revenues for the three and six months ended June 30, 2018 would have increased by 30.7% and 21.4%, respectively, as opposed to 34.8% and 29.2%, over the same periods in 2017.

Gross Profit and Gross Profit Margin

Gross profit for the quarter ended June 30, 2018 was $327.9 million, an increase of 29.8% compared to $252.6 million for the same period in 2017. Gross profit for the six months ended June 30, 2018 was $640.5 million, an increase of 26.2% compared to $507.5 million for the same period in 2017. The increases in both periods were primarily the result of increases in revenue from the Australian Acquisitions and as noted above.

Gross profit margin for the quarter ended June 30, 2018 was 79.7%, a decrease of 3.7% compared to 82.7% for the same period in 2017. Gross profit margin for the six months ended June 30, 2018 was 79.6%, a decrease of 2.3% compared to 81.5% for the same period in 2017. This decrease in both periods was primarily the result of increased gaming duties, levies and fees incurred due to expanded operations in existing markets, including as a result of shared liquidity, and expansion into certain new markets. Further, the proportion of Betting revenue in the 2018 periods has increased, which generally has lower margins than Poker and Gaming.

Operating Expenses

General and Administrative

General and administrative expenses for the quarter ended June 30, 2018 were $262.8 million, an increase of 138.0% compared to $110.4 million for the same period in 2017. General and administrative expenses for the six months ended June 30, 2018 were $404.1 million, an increase of 89.5% compared to $213.3 million for the same period in 2017. The increases in both periods were primarily the result of (i) up-front acquisition-related costs, including fair value adjustments to a deal-contingent forward contract in relation to the SBG Acquisition, of $95.2 million and $110.4 million in the quarter and six months ended June 30, 2018, respectively, relating to the Australian Acquisitions and SBG acquisition, (ii) increased salary and wages as the result of investment in additional headcount, and (iii) increased information technology and software costs driven by increased cloud storage space and additional leased data center spaces. In addition, in 2017, certain reversals of previous impairments of intangible assets reduced general and administrative expenses for the quarter and six months ended June 30, 2017.

Sales and Marketing

Sales and marketing expenses for the quarter ended June 30, 2018 were $54.9 million, an increase of 75.2%, compared to $31.3 million for the same period in 2017. Sales and marketing expenses for the six months ended June 30, 2018 were $104.3 million, an increase of 59.6% compared to $65.4 million for the same period in 2017. The increases in both periods were primarily driven by the Australian Acquisitions and increased advertising costs related to the World Cup and other marketing initiatives focused towards BetStars and PokerStars.

Research and Development

Research and development expenses for the quarter ended June 30, 2018 were $9.1 million, an increase of 69.5% compared to $5.4 million for the same period in 2017. Research and development expenses for the six months ended June 30, 2018 were $17.2 million, an increase of 37.5% compared to $12.5 million for the same period in 2017. The increases in both periods were primarily the result of additional investment in product offerings and content improvements, primarily in PokerStars and PokerStars Casino, including the introduction of over 150 new casino games during the six months ended June 30, 2018.

Foreign Exchange Impact on Operating Expenses

The Corporation’s expenses are impacted by currency fluctuations. Almost all of its expenses are incurred in either the Euro, British Pound Sterling, U.S. dollar, Canadian dollar or Australian dollar. There are some natural hedges as a result of customer deposits made in such currencies; however, the Corporation also enters into certain economic hedges to mitigate the impact of foreign currency fluctuations as it deems necessary. Further information on foreign currency risk can be found below in “Liquidity and Capital Resources—Market Risk—Foreign Currency Exchange Risk”.

Net Financing Charges

Net financing charges for the quarter ended June 30, 2018 were $160.4 million, an increase of 310.6% compared to $39.1 million for the same period in 2017. Net financing charges for the six months ended June 30, 2018 were $198.7 million, an increase of 143.8% compared to $81.5 million for the same period in 2017. The increases in both periods were primarily the result of the non-cash loss on extinguishment recorded in respect of the April 2018 Amend and Extend of $125.0 million.

Income Tax Recovery

The Corporation’s effective corporate income tax rates for the three and six months ended June 30, 2018 were 2.15% and 2.72%, respectively, as the Corporation primarily operates from the Isle of Man and Malta, which are low tax jurisdictions. In addition to corporate income tax, the Corporation also pays significant amounts of gaming duties, value-added taxes, employment-related taxes, withholding taxes and business rate taxes. As a result, the Corporation pays significant tax globally and will continue to incur increased corporate and other taxes as a result of the expansion of its operations following the Australian Acquisitions and the SBG Acquisition.

Net (Loss) Earnings

Net loss for the quarter ended June 30, 2018 was $154.8 million, a decrease of 319.7%, compared to net earnings of $70.5 million for the same period in 2017. Net loss for the six months ended June 30, 2018 was $80.5 million, a decrease of 159.1% compared to net earnings of $136.2 million for the same period in 2017. These losses were primarily the result of the above noted non-cash interest accretion expense relating to the April 2018 Amend and Extend and acquisition-related costs incurred in connection with the Australian Acquisitions and SBG Acquisition during the period and recorded through general and administrative expenses.

Adjusted Net Earnings

On an adjusted basis, Adjusted Net Earnings for the quarter ended June 30, 2018 was $131.0 million, an increase of 14.9%, compared to $114.0 million for the same period in 2017. Adjusted Net Earnings for the six months ended June 30, 2018 was $269.8 million, an increase of 18.6% compared $227.4 million for the same period in 2017. The increases in both periods were primarily the result of increases in gross profit as noted above, which were partially offset by increases in sales and marketing expense as noted above as well as increases in depreciation and amortization included within general and administrative expenses, which were driven primarily by increased capitalized development costs related to enhancements of the PokerStars Casino and PokerStars platforms as well as from entering new markets.

Basic and Diluted Net (Loss) Earnings per Share (“EPS”)

Basic net loss per share for the quarter ended June 30, 2018 was $(1.01), a decrease of 310.4% compared to basic net EPS of $0.48 for the same period in 2017, based on weighted average Common Shares outstanding of 152,788,098 and 146,703,034, respectively. Basic net loss per share for the six months ended June 30, 2018 was $(0.52), a decrease of 155.9% compared to basic net EPS of $0.93 for the same period in 2017, based on weighted average Common Shares outstanding of 150,523,119 and 146,135,517, respectively. The decreases in both periods were due to net losses incurred as noted above, which were partially offset by the increases in weighted average Common Shares outstanding for both periods. This was primarily the result of the issuance of Common Shares in connection with the Australian Acquisitions and in relation to the exercise of stock options and certain other equity awards. The Common Shares issued in the Equity Offering had a nominal impact to weighted average Common Shares outstanding used in the calculation due to the proximity of the issuance to June 30, 2018.

Diluted net loss per share for the quarter ended June 30, 2018 was $(1.01), a decrease of 388.6% compared to diluted net EPS of $0.35 for the same period in 2017, based on weighted average Common Shares outstanding of 152,788,098 and 203,467,303, respectively. Diluted net loss per share for the six months ended June 30, 2018 was $(0.52), a decrease of 177.2%, compared to diluted net EPS of $0.67 for the same period in 2017, based on weighted average Common Shares outstanding of 150,523,119 and 201,969,186, respectively. The decreases in both periods were due to net losses incurred as noted above, and were further negatively impacted as all potentially dilutive securities of the Corporation (i.e., securities exercisable or convertible into Common Shares or equity-based awards that can be settled into Common Shares), were not included in the weighted average Common Share amount below used to calculate diluted earnings (loss) per share because the exercise, conversion or settlement of such securities would be anti-dilutive. This compares to the same periods in 2017 where dilutive securities were primarily impacted by the Preferred Shares.

Adjusted Diluted Net Earnings per Share

Adjusted Diluted Net Earnings per Share for the quarter ended June 30, 2018 was $0.60, an increase of 7.1%, compared to $0.56 for the same period in 2017, based on weighted average Common Shares outstanding of 215,380,175 and 203,467,303, respectively. Adjusted Diluted Net Earnings per Share for the six months ended June 30, 2018 was $1.27, an increase of 12.4% compared to $1.13 for the same period in 2017, based on weighted average Common Shares outstanding of 212,449,178 and 201,969,186, respectively. The increases in both periods were primarily the result of increased Adjusted Net Earnings as noted above, which was partially offset by increases in both periods in the weighted average Common Shares outstanding. This was primarily the result of the issuance of Common Shares in connection with the Australian Acquisitions and in relation to the exercise of stock options and certain other equity awards. The Common Shares issued in the Equity Offering had a nominal impact to weighted average Common Shares outstanding. See “Basic and Diluted (Loss) Earnings per Share” above.

Adjusted EBITDA and Adjusted EBITDA Margin

Adjusted EBITDA for the quarter ended June 30, 2018 was $168.3 million, an increase of 14.8% compared to $146.5 million for the same period in 2017. Adjusted EBITDA for the six months ended June 30, 2018 was $343.3 million, an increase of 15.4% compared to $297.5 million for the same period in 2017. The increases in Adjusted EBITDA in both periods were primarily due to increased revenue and gross profit margin across all segments as noted above.

Adjusted EBITDA Margin for the quarter ended June 30, 2018 was 40.9%, a decrease of 14.8% compared to 48.0% for the same period in 2017. Adjusted EBITDA Margin for the six months ended June 30, 2018 was 42.7%, a decrease of 10.7% compared to 47.8% for the same period in 2017. The decreases in Adjusted EBITDA Margin were primarily due to (i) the decrease in gross profit margins as noted above and (ii) increased advertising costs related to the World Cup and other marketing initiatives primarily focused towards BetStars and PokerStars.

Cash Flows by Activity

Cash from Operating Activities

The Corporation generated cash inflows from operating activities for the quarter and six months ended June 30, 2018 and 2017. The Corporation’s cash inflows from operating activities increased for each of the respective periods in 2018 as compared to the prior year periods primarily as a result of the above noted increase in revenue and gross profit generated from the underlying operations of the Corporation and a net inflow in relation to customer deposits relative to the prior year periods being net outflows. This was partially offset by increases in cash operating expenses due to the Australian Acquisitions.

Cash from (used in) Financing Activities

During the quarter and six months ended June 30, 2018, cash flows from financing activities were primarily impacted by cash inflows of (i) $673.6 million related to the issuance of Common Shares primarily in connection with the Equity Offering (not including the proceeds from the exercise of the over-allotment option in full) and the exercise of employee stock options and (ii) $425.0 million of additional Existing First Lien Term Loans incurred in connection with the April 2018 Amend and Extend. These inflows were partially offset by outflows related to interest and principal repayments on the Existing First Lien Term Loans and the repayment in full of the USD Second Lien Term Loan as well as $48.2 million in cash consideration (net of cash acquired) paid for the acquisition of an incremental 18% interest in CrownBet.

During the three months ended June 30, 2017, the primary expenditures affecting cash flows from financing activities were (i) the payment of $122.5 million on the deferred purchase price for the Stars Interactive Group Acquisition and (ii) the payment of long-term debt interest and repayments of principal related to the Existing First Lien Term Loans and the USD Second Lien Term Loan.

During the six months ended June 30, 2017, the primary expenditures affecting cash flows from financing activities were (i) the payment of $197.5 million on the deferred purchase price noted above, (ii) the payment of long-term debt interest and repayments of principal related to the Existing First Lien Term Loans and the USD Second Lien Term Loan, (iii) the settlement of an investment margin account previously utilized to acquire strategic investments in 2014, and (iv) the payment of certain transaction costs in connection with the Repricing (as defined below). These expenditures were partially offset by a gain on settlement of certain derivatives.

Cash used in Investing Activities

The Corporation’s cash outflows from investing activities during the quarter ended June 30, 2018 were primarily impacted by (i) $208.9 million in cash consideration (net of cash acquired) paid in connection with CrownBet’s acquisition of William Hill Australia, and (ii) capital expenditures, primarily consisting of investments in online gaming development, in each case partially offset by the inflow of cash from the sale of certain investments made with customer deposits. The Corporation’s cash outflows from investing activities during the quarter ended June 30, 2017 were primarily impacted by (i) the previously disclosed acquisition of the remaining interests in Stars Fantasy Sports Subco, LLC (“Stars Fantasy”), and (ii) capital expenditures, primarily consisting of investments in online poker, casino and sportsbook development, in each case partially offset by the inflow of cash from the settlement of the note received in connection with the sale of a former subsidiary, Cadillac Jack Inc., in 2015 (the “Cadillac Jack Note”).

The Corporation’s cash outflows from investing activities during the six months ended June 30, 2018 were primarily the result of (i) $309.5 million in cash consideration (net of cash acquired) paid for the acquisition of 62% equity interest in CrownBet and CrownBet’s acquisition of William Hill Australia, and (ii) capital expenditures, primarily consisting of investments in online poker, casino and sportsbook development, in each case partially offset by the inflow of cash from the from the sale of certain investments made with customer deposits. During the six months ended June 30, 2017, the Corporation’s cash outflows from investing activities were primarily impacted by (i) the previously disclosed acquisition of the remaining interests in Stars Fantasy, and (ii) capital expenditures, primarily consisting of investments in online poker, casino and sportsbook development, in each case partially offset by the inflow of cash from the settlement of the Cadillac Jack Note.

Free Cash Flow

Free Cash Flow for the quarter ended June 30, 2018 was $84.9 million, a decrease of 10.5% compared to $94.9 million for the same period in 2017. The decrease was primarily the result of (i) outflows related to movements in customer deposit liabilities and (ii) increases in capital expenditures as the Corporation continued to invest in future product improvements, which were partially offset by (i) increased cash inflows from operating activities as noted above.

Free Cash Flow for the six months ended June 30, 2018 was $167.1 million, an increase of 4.6% compared to $159.7 million for the same period in 2017. The increase was primarily the result of (i) increased cash inflows from operating activities as noted above, which were partially offset by (i) outflows related to movements in customer deposit liabilities and (ii) increases in capital expenditures as the Corporation continues to invest in future product improvements.

Total Assets

Total assets as at June 30, 2018 were $6.7 billion, an increase of 23.9% compared to $5.4 billion as of December 31, 2017. The increase was primarily the result of increases in (i) cash and cash equivalents primarily resulting from the Equity Offering (not including the proceeds from the exercise of the over-allotment option) and the April 2018 Amend and Extend and (ii) goodwill and intangible assets relating primarily to the Australian Acquisitions.

Total Non-Current Liabilities

Total non-current liabilities as at June 30, 2018 were $3.0 billion, an increase of 19.8% compared to $2.5 billion for the year ended December 31, 2017. The increase was primarily the results of increases in (i) long-term debt resulting from the April 2018 Amend and Extend, (ii) contingent consideration relating to the Corporation’s acquisition of an incremental 18% interest in CrownBet and (iii) deferred tax liabilities as a result of deferred taxes recorded on the intangibles acquired through the Australian Acquisitions.

SEGMENT RESULTS OF OPERATIONS

As a result of its previously announced Australian Acquisitions and in anticipation of the future integration of SBG and potential future geographic expansion, the Corporation has revised the composition of its reporting segments and the manner in which it will report its operating results. Commencing with the Q2 2018 Financial Statements and this MD&A, the Corporation currently has two reporting segments, International and Australia, and four major lines of operations within its reporting segments, Poker, Gaming, Betting and Other, as applicable, and a Corporate cost center. See above under “Managements Discussion and Analysis” and note 5 of the Q2 2018 Financial Statements.

Prior quarterly and annual segmental results and information presented in this MD&A have been recast to be presented in a manner consistent with the changed reporting segments.

International

As at June 30, 2018, the International reporting segment included the Stars Interactive Group business, which represents the Corporation’s existing business prior to the Australian Acquisitions and SBG Acquisition, and operates across all lines of operations and in various jurisdictions around the world, under the brands identified above under “Overview and Outlook”.

	Three Months Ended June 30,			Six Months Ended June 30,
In thousands of U.S. Dollars (except otherwise noted)	2018	2017	% Change	2018	2017	% Change
Stakes	248,572	144,352	72.2%	471,557	287,448	64.0%
Betting Net Win Margin (%)	7.9%	6.1%	29.0%	7.7%	5.5%	39.7%

Revenue
Poker	216,986	202,897	6.9%	462,861	421,559	9.8%
Gaming	101,941	80,726	26.3%	208,651	160,488	30.0%
Betting	19,635	8,836	122.2%	36,321	15,853	129.1%
Other	11,673	12,846	(9.1%)	24,169	24,725	(2.2%)
Total Revenue	350,235	305,305	14.7%	732,002	622,625	17.6%

Gross Profit	281,076	252,637	11.3%	586,131	507,496	15.5%
Gross Profit Margin (%)	80.3%	82.7%	(3.0%)	80.1%	81.5%	(1.8%)

General and administrative	105,257	104,208	1.0%	208,581	190,338	9.6%
Sales and marketing	42,255	31,302	35.0%	87,226	65,290	33.6%
Research and development	8,358	5,383	55.3%	16,176	12,483	29.6%
Operating Income	125,206	111,744	12.0%	274,148	239,385	14.5%

Adjusted EBITDA ¹	164,317	145,828	12.7%	350,796	307,386	14.1%
Adjusted EBITDA Margin (%) ¹	46.9%	47.8%	(1.8%)	47.9%	49.4%	(2.9%)

¹ Non-IFRS measure. For reconciliations of non-IFRS measures to their nearest IFRS measures, see “Reconciliations” below. For other important information on the Corporation’s non-IFRS measures and limitations related to the use of such non-IFRS measures, see the information presented under the heading “Management’s Discussion and Analysis”,

“Limitations of Key Metrics, Other Data and Non-IFRS Measures” and “Key Metrics and Non-IFRS Measures” above.

Revenue

a)	Poker

Poker revenue for the quarter ended June 30, 2018 was $217.0 million, an increase of 6.9% compared to $202.9 million for the same period in 2017. Poker revenue for the six months ended June 30, 2018 was $462.9 million, an increase of 9.8% compared to $421.6 million for the same period in 2017. The increases for both periods were primarily the result of (i) continued success of the Stars Rewards loyalty program and continued focus on high-value, net-depositing customers (primarily recreational players), (ii) positive impacts of foreign exchange fluctuations and (iii) the introduction of shared poker liquidity in France and Spain in the first quarter and the addition of Portugal in the second quarter. This was partially offset by the cessation of operations in Australia in September 2017 and Colombia in July 2017 and continued negative operating conditions in Poland due to certain prior regulatory changes in that jurisdiction. In addition, Poker revenue was negatively impacted by greater than anticipated cross selling during the World Cup to Gaming and Betting. See “Segment Discussion of Operations” below.

b)	Gaming

Gaming revenue for the quarter ended June 30, 2018 was $101.9 million, an increase of 26.3% compared to $80.7 million for the same period in 2017. Gaming revenue for the six months ended June 30, 2018 was $208.7 million, an increase of 30.0% compared to $160.5 million for the same period in 2017. The increases in both periods were primarily the result of (i) product and content improvements to PokerStars Casino including the introduction of over 150 new casino games during the six months ended June 30, 2018, (ii) positive impacts of foreign exchange fluctuations, and (iii) the launch of PokerStars Casino in certain new markets within the current year. This was partially offset by continued negative operating conditions in Poland due to certain prior regulatory changes in that jurisdiction.

c)	Betting

Betting revenue for the quarter ended June 30, 2018 was $19.6 million, an increase of 122.2% compared to $8.8 million for the same period in 2017. Betting revenue for the six months ended June 30, 2018 was $36.3 million, an increase of 129.1% compared to $15.9 million for the same period in 2017. The increases in both periods reflect increases in Stakes of 72.2% and 64.0%, respectively, and Betting Net Win Margin of 29.0% and 39.7%, respectively, for the quarter and six months ended June 30, 2018. These increases were primarily due to (i) product and content improvements to BetStars, (ii) the launch of Betstars in certain new markets within the current year, and (iii) increased wagering activity due to the World Cup.

Gross Profit and Gross Profit Margin Percentage

Gross profit for the quarter ended June 30, 2018 was $281.1 million, an increase of 11.3% compared to $252.6 million for the same period in 2017. Gross profit for the six months ended June 30, 2018 was $586.1 million, an increase of 15.5% compared to $507.5 million for the same period in 2017. The increases in both periods were primarily the result of increases in revenue as noted above.

Gross profit margin for the quarter ended June 30, 2018 was 80.3%, a decrease of 3.0% compared to 82.7% for the same period in 2017. Gross profit margin for the six months ended June 30, 2018 was 80.1%, a decrease of 1.8% compared to 81.5% for the same period in 2017. The decreases in both periods was primarily the result of increased gaming duties, levies and fees incurred due to expanded operations in existing markets, including as a result of shared liquidity, and expansion into certain new markets. Further, the proportion of Betting revenue in the 2018 periods has increased, which generally has lower margins than Poker and Gaming.

Operating Expenses

General and administrative

General and administrative expenses for the quarter ended June 30, 2018 were $105.3 million, an increase of 1.0% compared to $104.2 million for the same period in 2017. General and administrative expenses for the six months ended June 30, 2018 were $208.6 million, an increase of 9.6% compared to $190.3 million for the same period in 2017. The increases in both periods were primarily the result of (ii) increased salary and wages as the result of investment in additional headcount, and (iii) increased information technology and software costs driven by increased cloud storage space and additional leased data center spaces. In addition, in 2017, certain reversals of previous impairments of intangible assets reduced general and administrative expenses for the quarter and six months ended June 30, 2017.

Sales and marketing

Sales and marketing expenses for the quarter ended June 30, 2018 were $42.3 million, an increase of 35.0% compared to $31.3 million for the same period in 2017. Sales and marketing expenses for the six months ended June 30, 2018 were $87.2 million, an increase of 33.6% compared to $65.3 million for the same period in 2017. The increases in both periods were primarily the result of increased advertising costs related to the World Cup and other marketing initiatives primarily focused towards BetStars and PokerStars.

Research and development

Research and development expenses for the quarter ended June 30, 2018 were $8.4 million, an increase of 55.3% compared to $5.4 million for the same period in 2017. Research and development expenses for the six months ended June 30, 2018 were $16.2 million, an increase of 29.6% compared to $12.5 million for the same period in 2017. The increases in both periods were primarily the result of additional investment in product offerings and content improvements, primarily in PokerStars and PokerStars Casino, including the introduction of over 150 new casino games during the six months ended June 30, 2018.

International Segment Adjusted EBITDA and Adjusted EBITDA Margin

The International segment’s Adjusted EBITDA for the quarter ended June 30, 2018 was $164.3 million, an increase of 12.7% compared to $145.8 million for the same period in 2017. The International segment’s Adjusted EBITDA for the six months ended June 30, 2018 was $350.8 million, an increase of 14.1% compared to $307.4 million for the same period in 2017. The increase in both periods was primarily due to increased revenue and gross profit margin as noted above.

The International segment’s Adjusted EBITDA Margin for the quarter ended June 30, 2018 was 46.9%, a decrease of 1.8% compared to 47.8% for the same period in 2017. The International segment’s Adjusted EBITDA Margin for the six months ended June 30, 2018 was 47.9%, a decrease of 2.9% compared to 49.4% for the same period in 2017. The decreases in both periods were primarily due to (i) the decrease in gross profit margins as noted above and (ii) increased advertising costs related to the World Cup and other marketing initiatives primarily focused towards BetStars and PokerStars.

Key Metrics

International Segment QAUs

During the quarter ended June 30, 2018, the International segment had 2.02 million combined QAUs, which represents a decrease of 5.2% over the same period in 2017. The Corporation believes that the decrease when compared to the same period in 2017 was primarily the result of (i) the Corporation’s continued strategy of focusing on positive return customer relationship management (“CRM”) initiatives to attract high-value, net-depositing customers (primarily recreational players) which has resulted, and may continue to result, in a decrease in certain lower value customers, (ii) the cessation of online poker operations in Australia in September 2017 and Colombia in July 2017, and (iii) impaired operations in Poland resulting from regulatory changes. Notwithstanding, the Corporation’s QAUs were positively impacted by the growth and expansion of the Corporation’s real-money online casino and betting product offerings within its International segment. Historically, QAUs have generally been higher in the first and fourth fiscal quarters. For a description of seasonal trends and other factors, see “Summary of Quarterly Results” below.

The Corporation has faced and may continue to face challenges in increasing the size of its active customer base in its International segment due to, among other things, competition from alternative products and services, high-volume, net-withdrawing customers who detract from the overall poker ecosystem and discourage recreational customers, the use of certain sophisticated technology that may provide an artificial competitive advantage for certain customers over others, and past and potential future weakness in global currencies against the U.S. dollar, which decreases the purchasing power of the Corporation’s segment customer base as the U.S. dollar is the primary currency of gameplay on the International segment’s product offerings. Notwithstanding, within the International segment the Corporation intends to grow its customer base, reactivate dormant users and retain existing customers by, among other things, continuing to introduce improvements in the poker ecosystem to benefit recreational players, expanding the product depth of its casino offering, improving the user interface and user experience of its sportsbook, investing in CRM initiatives, demonstrating the superiority of its product offerings, improving the effectiveness of its marketing and promotional efforts, expanding the availability of its offerings geographically, including through potential acquisitions and strategic transactions, and continuing to introduce new and innovative product offerings, features and enhancements. To the extent the growth of or growth rate in the Corporation’s customer base declines or continues to decline, the Corporation’s revenue growth will become increasingly dependent on its ability to increase levels of customer monetization.

International Segment QNY

During the quarter ended June 30, 2018, the International segment’s QNY was $167, which represents an increase of 21.9% from the same period in 2017 and reflects positive growth across all product offerings within that segment. The growth in QNY was primarily the result of (i) the continued success of the Stars Rewards loyalty program and continued focus on high-value, net-depositing customers (primarily recreational players), (ii) positive impacts of foreign exchange fluctuations, (iii) continued development of the casino and sportsbook product offerings, including through additional third-party slots under the PokerStars Casino brand and improvement of the user experience and user interface under the BetStars brand, and (iv) increased Betting Net Win Margin with respect to the BetStars brand. During the three months ended June 30, 2018, the Corporation’s constant currency International segment QNY was $161, which represents an increase of 17.5% from the prior year period.  The growth in constant currency QNY was driven primarily by the same factors mentioned above.

There are many variables that impact the monetization of the Corporation’s International segment product offerings through QNY, including the rake and fees charged in real-money online poker, Stakes and Betting Net Win Margin, the amount of time customers play on its product offerings, offsets to gross revenue for loyalty program rebates, rewards, bonuses, and promotions, VAT in certain jurisdictions, and the amount the Corporation spends on advertising and other expenses. The Corporation currently intends to increase International segment QNY in future periods by, among other things, (i) continuing to introduce new and innovative product offerings and other initiatives to enhance and optimize the customer experience and increase customer engagement, including through CRM initiatives to attract and retain high-value customers (primarily recreational players), (ii) capitalizing on its existing online poker platforms and offerings, which provides customers with the highest level of player liquidity globally, (iii) cross-selling its online poker, casino and sportsbook offerings to both existing and new customers, and (iv) continuing to expand and improve its online casino and sportsbook offerings, including through the addition of new product offerings and new geographies, and through acquisitions and strategic transactions.

International Segment Net Deposits

During the quarter ended June 30, 2018, Net Deposits for the Corporation’s International segment were $322 million, which represents an increase of 19.3% over the same period in 2017. The increase in Net Deposits was due to growth, in absolute terms, of gross deposits, or transfers of funds made by customers into their real-money online accounts, surpassing growth in withdrawals, or transfers of funds by such customers from such accounts. The Corporation believes that the increase was primarily driven by the implementation of the Stars Rewards loyalty program and continued focus on high-value customers (primarily recreational players), positive impacts from foreign exchange fluctuations, continued development of the casino and sports betting product offerings, including through additional third-party slots under the PokerStars Casino brand and improvement of the user experience and user interface under the BetStars brand.

As with QAUs and QNY, there are many variables that impact International segment Net Deposits, most of which are substantially similar to those noted above impacting the monetization of the Corporation’s product offerings as evidenced through QNY. In addition, there are certain factors that have impacted, and may in the future impact, Net Deposits that are not indicative of the performance or underlying health of the Corporation’s business. For example, as it relates to online poker and following the implementation of certain previously disclosed changes to the poker ecosystem, the movement in customer real-money account balances (i.e., customer deposits on the consolidated statements of financial position) by high-volume, net-withdrawing customers (primarily professional or highly experienced players) has reduced, and may in the future reduce, Net Deposits as a result of increased withdrawals by such customers, but the Corporation believes that such movements will ultimately create a more attractive environment and experience for recreational players, allowing them to play longer on its platforms and engage in its various product offerings, which in turn may lead to increased Net Deposits. The Corporation believes that the funds in the accounts of the high-volume, net-withdrawing customers are generally not additive to the overall poker ecosystem or to the Corporation’s revenues as such customers generally use only a small portion of them to bet or wager. In the first and second quarters of 2016, following the initial implementation of such changes to the poker ecosystem, including changes to its then-effective VIP program, the Corporation experienced significant movements in customer real-money account balances resulting from increased withdrawals by high-volume, net-withdrawing customers. As the Corporation continues to make adjustments and improvements to its product offerings, it expects that such customers may continue to withdraw at greater rates and amounts immediately following such adjustments and improvements, which would impact Net Deposits accordingly.

International Segment Stakes and Betting Net Win Margin

Stakes for the quarter ended June 30, 2018 were $248.6 million, an increase of 72.2% compared to $144.4 million for the same period in 2017. Stakes for the six months ended June 30, 2018 were $471.6 million, an increase of 64.0% compared to $287.4 million for the same period in 2017. The increase in both periods was primarily the result of an increase in the absolute number of QAUs using the BetStars platform, as well as an increase in engagement (measured by, among other things, Stakes per QAU). This growth was primarily driven by improved cross-sell from poker, improvements to the BetStars product offerings, an increased focus on enhancing the customer experience and overall improved customer retention and increased marketing (external and cross-sell from poker).

There are many variables that impact Stakes, including QAUs, the seasonality of sporting events throughout the year (such as timing of professional soccer including English Premier League, tennis, and others) and major tournaments, including, without limitation, the World Cup and UEFA European Championships. For example, the World Cup, which began on June 14, 2018, and other major sporting events provide a unique opportunity to drive both customer acquisition and engagement. Furthermore, the amount of external marketing and CRM promotions including free bets and offers and the Corporation’s pricing strategy can lead to positive or negative “recycling of winnings”. Similarly, betting outcomes can also lead to positive or negative “recycling of winnings”. Recycling of winnings refers to customer winnings earned from prior bets that are subsequently used to place additional bets. The mix of products and markets is also an important driver of total Stakes.

Betting Net Win Margin for the quarter ended June 30, 2018 was 7.9%, an increase of 1.8 percentage points compared to 6.1% for the same period in 2017. Betting Net Win Margin for the six months ended June 30, 2018 was 7.7%, an increase of 2.2 percentage points compared to 5.5% for the same period in 2017. The increase in both periods was primarily the result of favorable sporting results, increased efficiency of bonuses and offers, including free bets, an increased focus on CRM and an increase in higher margin products such as accumulator bets (i.e., where customers combine multiple bets together).

There are also many variables that impact Betting Net Win Margin, including, without limitation, client management and bet limits, the outcome of sporting results, the mix of Stakes and bet types, and the use of offers, promotions and pricing strategy. The Betting Net Win Margin can vary significantly from quarter to quarter depending on the variables noted above; however, over the long term, these margins tend to become more predictable.

Australia

As of June 30, 2018, the Australia reporting segment included the CrownBet and William Hill Australia businesses, which currently operate only within the Betting line of operation and primarily in Australia.

	Three Months Ended June 30,			Six Months Ended June 30,
In thousands of U.S. Dollars (except otherwise noted)	2018	2017	% Change	2018	2017	% Change
Stakes	710,269	—	100.0%	867,726	—	100.0%
Betting Net Win Margin (%)	8.6%	—	100.0%	8.3%	—	100.0%

Revenue
Betting	61,277	—	100.0%	72,401	—	100.0%
Total Revenue	61,277	—	100.0%	72,401	—	100.0%

Gross Profit	46,799	—	100.0%	54,371	—	100.0%
Gross Profit Margin (%)	76.4%	—	100.0%	75.1%	—	100.0%

General and administrative	40,288	—	100.0%	44,562	—	100.0%
Sales and marketing	12,262	—	100.0%	16,472	—	100.0%
Research and development	768	—	100.0%	984	—	100.0%
Operating Loss	(6,519)	—	(100.0%)	(7,647)	—	(100.0%)

Adjusted EBITDA ¹	13,471	—	100.0%	12,625	—	100.0%
Adjusted EBITDA Margin (%) ¹	22.0%	—	100.0%	17.4%	—	100.0%

¹ Non-IFRS measure. For reconciliations of non-IFRS measures to their nearest IFRS measures, see “Reconciliations” below. For other important information on the Corporation’s non-IFRS measures and limitations related to the use of such non-IFRS measures, see the information presented under the heading “Management’s Discussion and Analysis”, “Limitations of Key Metrics, Other Data and Non-IFRS Measures” and “Key Metrics and Non-IFRS Measures” above.

As previously disclosed, in February 2018 the Corporation acquired a majority interest in CrownBet. In April 2018, the Corporation acquired an additional interest in CrownBet and CrownBet acquired William Hill Australia. The Corporation holds an 80% equity interest in CrownBet as at June 30, 2018. Both CrownBet and William Hill Australia operate sportsbooks in Australia. The business environment for this segment is subject to the seasonal variations dictated by the various sports calendars, such as the Australian Football League, and the National Rugby League which will have an effect on its financial performance.

During the quarter ended June 30, 2018, revenues were $61.3 million with gross profit of $46.8 million. Adjusted EBITDA and Adjusted EBITDA Margin for that period were $13.5 million and 22.0%, respectively. During the six months ended June 30, 2018, revenues were $72.4 million with gross profit of $54.4 million. Adjusted EBITDA and Adjusted EBITDA Margin for that period were $12.6 million and 17.4%, respectively.

Corporate Cost Center

The Corporate cost center includes certain general and administrative expenses, including, but not limited to, corporate head office expenses, acquisition-related costs and various corporate governance and regulatory costs. The Corporate cost center also includes the cost to manage the centralized corporate tax and the debt servicing functions. These Corporate cost center expenses are not allocated to the International or Australia segments as they do not relate to the operations of those segments.

	Three Months Ended June 30,			Six Months Ended June 30,
In thousands of U.S. Dollars (except otherwise noted)	2018	2017	% Change	2018	2017	% Change
Operating expenses	(117,623)	(6,227)	(1788.9%)	(151,571)	(22,982)	(559.5%)
Operating loss	(117,623)	(6,227)	(1788.9%)	(151,571)	(22,982)	(559.5%)
Net financing charges	(160,360)	(39,052)	(310.6%)	(198,710)	(81,497)	(143.8%)
Income tax recovery	3,404	4,018	(15.3%)	2,249	1,330	69.1%
Net Loss	(274,579)	(41,261)	(565.5%)	(348,032)	(103,149)	(237.4%)

Adjusted EBITDA ¹	(9,518)	711	(1438.7%)	(20,129)	(9,846)	(104.4%)

¹ Non-IFRS measure. For reconciliations of non-IFRS measures to their nearest IFRS measures, see “Reconciliations” below. For other important information on the Corporation’s non-IFRS measures and limitations related to the use of such non-IFRS measures, see the information presented under the heading “Management’s Discussion and Analysis”, “Limitations of Key Metrics, Other Data and Non-IFRS Measures” and “Key Metrics and Non-IFRS Measures” above.

Operating Expenses

Operating expenses for the quarter ended June 30, 2018 were $117.6 million, an increase of 1,788.9% compared to $6.2 million for the same period in 2017. General and administrative expenses for the six months ended June 30, 2018 were $151.6 million, an increase of 559.5% compared to $23.0 million for the same period in 2017. The increases for both periods were primarily the result of (i) transaction costs incurred related to the Australian Acquisitions and SBG Acquisition, and (ii) fair value adjustments to a deal-contingent forward contract in relation to the SBG Acquisition.

Net Financing Charges

Net financing charges for the quarter ended June 30, 2018 were $160.4 million, an increase of 310.6% compared to $39.1 million for the same period in 2017. Net financing charges for the six months ended June 30, 2018 were $198.7 million, an increase of 143.8% compared to $81.5 million for the same period in 2017. The increases in both periods were primarily the result of the non-cash loss on extinguishment recorded in respect of the April 2018 Amend and Extend of $125.0 million.

Income Tax Recovery

The Corporation’s effective corporate income tax rates for the three and six months ended June 30, 2018 were 2.15% and 2.72%, respectively, as the Corporation primarily operates from the Isle of Man and Malta, which are low tax jurisdictions. In addition to corporate income tax, the Corporation also pays significant amounts of gaming duties, value-added tax, employment-related taxes, withholding taxes and business rate taxes. As a result, the Corporation pays significant tax globally and will continue to incur increased corporate and other taxes as a result of the expansion of its operations following the Australian Acquisitions and the SBG Acquisition.

Corporate Cost Center Adjusted EBITDA

The Corporate cost center’s Adjusted EBITDA for the quarter ended June 30, 2018 was $(9.5) million, a decrease of 1,438.7% compared to $0.7 million for the same period in 2017. The Corporate cost center’s Adjusted EBITDA for the six months ended June 30, 2018 was $(20.1) million, a decrease of 104.4% compared to $(9.8) million for the same period in 2017. The decrease in both periods was driven primarily by gains recognized on the sale of certain equity investments during the quarter and six months ended June 30, 2017 of $8.0 million and $8.0 million, respectively, as well as due to increased professional services fees incurred in both periods in 2018.

LIQUIDITY AND CAPITAL RESOURCES

Sources of Liquidity

The Corporation’s principal sources of liquidity are its cash generated from operations, long-term debt and certain other currently available funds. Currently available funds consist primarily of cash on deposit with banks and investments, which are comprised primarily of certain highly liquid, short-term investments, including money market funds. The Corporation’s working capital needs are generally minimal over the year as its current gaming business requires customers to deposit funds prior to playing or participating in its real-money product offerings. The Corporation believes that such deposits are typically converted to revenue efficiently and on a timely basis such that operating expenditures are sufficiently covered. Management also believes that investing is a key element necessary for the continued growth of the Corporation’s customer base and the future development of new and innovative product offerings. Based on the Corporation’s currently available funds, funds available from the Revolving Facility (as defined and detailed below) and its ability to access the debt and equity capital markets, if necessary, management believes that the Corporation will have the cash resources necessary to satisfy current obligations and working capital needs, and fund currently planned development activities and other capital expenditures, as well as currently planned acquisitions, for at least the next 12 months. Notwithstanding, the state of capital markets and the Corporation’s ability to access them on favorable terms, if at all; micro and macro-economic downturns; and fluctuations of the Corporation’s operations, among other things, may influence its ability to secure the capital resources required to satisfy current or future obligations and fund future projects, strategic initiatives and support growth. For a description of the factors and risks that could affect the Corporation’s ability to generate sufficient amounts of cash and access the capital markets in the short- and long-terms in order to maintain the Corporation’s capacity to meet its obligations and expected growth or fund development activities, see “Risk Factors and Uncertainties” below and in the 2017 Annual Information Form and “Risk Factors” in the 2018 Prospectus Supplement.

The Corporation believes that it improved its financial condition during the six months ended June 30, 2018 by, among other things, decreasing its leverage ratios and producing strong net cash inflows from operating activities. After giving effect to the completion of the previously announced acquisitions of CrownBet, William Hill Australia and SBG and the SBG Financing, the Corporation intends to improve its financial condition through its strong cash flow generation and liquidity of the combined businesses, including as a result of continuing to introduce new and innovative product offerings and pursuing expansion into new jurisdictions. For additional information regarding the Corporation’s repayment of debt, see below under “Long-Term Debt”.

For additional information regarding the Corporation’s liquidity and capital resources, see the descriptions of the Corporation’s debt as set forth below under “Revolving Facility” and “Long-Term Debt” and the notes to the Q2 2018 Financial Statements, as well as the 2017 Annual Information Form and 2018 Prospectus Supplement. See also “Risk Factors and Uncertainties” below and in the 2017 Annual Information Form, particularly under the heading “Risk Factors and Uncertainties—Risks Related to the Corporation’s Substantial Indebtedness” and “Risk Factors” in the 2018 Prospectus Supplement.

Market Risk

The Corporation is exposed to market risks, including changes to foreign currency exchange rates and interest rates.

Foreign Currency Exchange Risk

The Corporation is exposed to foreign currency risk, which includes risks related to its revenue and operating expenses denominated in currencies other than the U.S. dollar. In general, the Corporation is a net receiver of currencies other than the U.S. dollar, primarily the Euro, which is the primary depositing currency of the Corporation’s customers. Accordingly, changes in exchange rates, and in particular a strengthening of the U.S. dollar, which is the primary currency of game play on the Corporation’s product offerings, have in the past reduced, and may in the future reduce, the purchasing power of the Corporation’s customers, thereby potentially negatively affecting the Corporation’s revenue and other operating results.

The Corporation has experienced and will continue to experience fluctuations in its net earnings as a result of translation gains or losses related to revaluing certain current asset and current liability balances that are denominated in currencies other than the functional currency of the entities in which they are recorded. The Corporation uses derivative financial instruments for risk management purposes, not for generating trading profits, and anticipates that such instruments will mitigate some of its foreign currency risk.  As such, any change in cash flows associated with derivative instruments is expected to be offset by changes in cash flows related to the hedged position.  However, it is difficult to predict the effect hedging activities could have on the Corporation’s results of operations and there can be no assurance that any foreign currency exchange risks will be so mitigated or that such instruments will not result in a loss. The Corporation recorded foreign currency losses of $3.1 million and $2.1 million in the three months ended June 30, 2018 and 2017, respectively, and foreign currency losses of $1.6 million and foreign currency gains of $0.3 million in the six months ended June 30, 2018 and 2017, respectively. For additional information on derivatives, see also notes 2 and 21 in the 2017 Annual Financial Statements and note 10 in the Q2 2018 Financial Statements. Management monitors movements in foreign exchange rates by frequently reviewing key currency exposures. The Corporation may in the future enter into additional derivatives or other financial instruments in an attempt to hedge its foreign currency exchange risk.

Interest Rate Risk

The Stars Group’s exposure to changes in interest rates (particularly fluctuations in LIBOR and EURIBOR) relates primarily to interest paid on The Stars Group’s long-term indebtedness, as well as the interest earned on and market value of its cash, money market funds and debt instruments held at fair value through other comprehensive income investments. The Stars Group is also exposed to fair value interest rate risk with respect to its USD First Lien Term Loan (as defined below), which it attempts to mitigate by hedging through the Swap Agreements that fix the interest rate on the same. The Stars Group is also exposed to cash flow interest rate risk on the unhedged elements of the First Lien Term Loans, which bear interest at variable rates.

As of June 30, 2018, the USD First Lien Term Loan has a LIBOR floor of 0% and as such, the interest rate cannot decrease below 3.00%. The EUR First Lien Term Loan (as defined below) has a EURIBOR floor of 0% and as such, the interest rate cannot decrease below 3.25%. Management monitors movements in the interest rates by frequently reviewing the EURIBOR and LIBOR. The effect on earnings before taxes of a 10 basis points strengthening or weakening in the LIBOR and EURIBOR rates would have an annualized impact of $1.2 million.

The Stars Group’s cash consists primarily of cash on deposit with banks and its investments consist primarily of certain highly liquid, short-term instruments, including money market funds. The Stars Group’s investment policy and strategy is focused on preservation of capital and supporting its liquidity requirements, not on generating trading profits. Changes in interest rates affect the interest earned on The Stars Group’s cash and investments and the market value of those investments. However, any realized gains or losses resulting from such interest rate changes would occur only if The Stars Group sold the investments prior to maturity.

Liquidity Risk

The Corporation is also exposed to liquidity risk with respect to its contractual obligations and financial liabilities. The Corporation manages liquidity risk by continuously monitoring its forecasted and actual cash flows, and matching maturity profiles of financial assets and liabilities. The Corporation’s objective is to maintain a balance between continuity of funding and flexibility through borrowing facilities available through the Corporation’s banks and other lenders. The Corporation’s policy is to seek to ensure adequate funding is available from operations, established lending facilities and other sources, including the debt and equity capital markets, as required.

Existing Revolving Facility

The Corporation obtained a first lien revolving credit facility of $100 million on August 1, 2014 in connection with the Stars Interactive Group Acquisition (the “Existing Revolving Facility”). On April 6, 2018, as part of the April 2018 Amend and Extend, the Corporation increased the Existing Revolving Facility to $225 million and extended the maturity to April 6, 2023. The Existing Revolving Facility can be used to fund working capital needs for general corporate purposes. The interest rate under the Existing Revolving Facility is LIBOR plus 2.75% (and BBR plus 2.75% for borrowings in Australian Dollars). The margin for the Existing Revolving Facility is subject to leverage-based step-downs. The commitment fee on the Existing Revolving Facility varies based on first lien leverage and ranges from 0.250% to 0.375%. Borrowings under the Existing Revolving Facility are subject to the satisfaction of customary conditions, including the absence of a default and compliance with certain representations and warranties. As of June 30, 2018, the Corporation was in compliance with all covenants related to the Existing Revolving Facility. At June 30, 2018, the available balance under the Existing Revolving Facility was $160 million (December 31, 2017 - $70 million). For information about the Corporation’s current Revolving Facility, see “Long-Term Debt—SBG Financing—Revolving Facility”.

In connection with the previously reported December 23, 2015 Commonwealth of Kentucky trial court order for damages against certain of its subsidiaries, the Corporation filed a notice of appeal to the Kentucky Court of Appeals and posted a $100 million supersedeas bond to stay enforcement of the order for damages during the pendency of the appeals process. In connection with the posting of the bond, the Corporation delivered cash collateral in the amount of $40 million and letters of credit in the aggregate amount of $30 million. As of June 30, 2018, the Corporation had successfully reduced the required cash collateral for the bond from $40 million to $5 million by increasing the letters of credit from $30 million to $65 million; however, the Corporation didn’t receive the refund of the $35 million of reduced cash collateral until July 2018.

For additional information on the proceedings in Kentucky, see below under “Legal Proceedings and Regulatory Actions” and the 2017 Annual Reports, including under the heading “Legal Proceedings and Regulatory Actions” in each of the 2017 Annual Information Form and the 2018 Prospectus Supplement, and note 30 of the 2017 Annual Financial Statements.

Long-Term Debt

The following is a summary of long-term debt outstanding as at June 30, 2018 and December 31, 2017 (all capitalized terms used in the table below relating to such long-term debt are defined below):

In thousands of U.S. Dollars	Interest rate	June 30, 2018, Principal outstanding balance in local denominated currency	June 30, 2018 Carrying amount	December 31, 2017, Principal outstanding balance in local denominated currency	December 31, 2017 Carrying amount
Existing USD First Lien Term Loan	5.32%	2,164,575	2,147,096	1,895,654	1,848,397
Existing EUR First Lien Term Loan	3.25%	500,000	579,783	382,222	453,540
USD Second Lien Term Loan	—	—	—	95,000	56,632
Total long-term debt			2,726,879		2,358,569
Current portion			21,700		4,990
Non-current portion			2,705,179		2,353,579

The increase in outstanding long-term debt from December 31, 2017 to June 30, 2018 was primarily the result of the proceeds from the April 2018 Amend and Extend, partially offset by scheduled quarterly debt principal repayments and the repayment of the entire balance of USD Second Lien Term Loan. For additional information regarding the interest on the Corporation’s outstanding long-term debt, including the effective interest rates, see the Q2 2018 Financial Statements. To manage its interest rate exposure on certain of its debt, the Corporation previously entered into the Existing Swap Agreements.

The principal repayments over the next five years of the Corporation’s long-term debt outstanding as of June 30, 2018, as adjusted for revised estimates of excess cash flow allocations to the principal repayment of the Existing First Lien Term Loans, amount to the following:

In thousands of U.S. Dollars	1 Year	2 Years	3 Years	4 Years	5 Years thereafter
Existing USD First Lien Term Loan	21,700	21,700	21,700	21,700	2,077,775
Existing EUR First Lien Term Loan	—	—	—	—	584,487
Total	21,700	21,700	21,700	21,700	2,662,262

Existing First and Second Lien Term Loans

On August 1, 2014, the Corporation completed the Stars Interactive Group Acquisition, which was partly financed through the issuance of long-term debt, allocated into first and second lien term loans, which were refinanced in August 2015 (the “Refinancing”), repriced in March 2017 (the “Repricing”) and amended and extended on April 6, 2018 to repay the USD second lien term loan and to complete the previously announced acquisition of an additional 18% equity interest in CrownBet and CrownBet’s acquisition of William Hill Australia. See “Overview and Outlook—Recent Corporate and Other Developments” for additional information.

The April 2018 Amend and Extend included, among other things, an increase in the Existing USD First Lien Term Loan and Existing EUR First Lien Term Loan to $2.17 billion and €500 million, respectively, an extension of the respective maturity dates to April 6, 2025, a decrease in pricing by 50 basis points to LIBOR plus 3.00% and EURIBOR plus 3.25%, respectively, and a 0% LIBOR floor on the Existing USD First Lien Term Loan and 0%

EURIBOR floor on the Existing EUR First Lien Term Loan. Starting on the last day of the first fiscal quarter ending after April 6, 2018, the Existing USD First Lien Term Loan requires scheduled quarterly payments in amounts equal to 0.25% of the principal amount following the April 6, 2018 amendment of the Existing USD First Lien Term Loan, with the balance due at maturity. There are no scheduled repayments under the Existing EUR First Lien Term Loan. The Corporation used $95 million of the increased Existing First Lien Term Loans to fully repay the USD Second Lien Term Loan, and used $250 million on April 24, 2018 to complete the previously announced acquisition of an additional 18% equity interest in CrownBet and CrownBet’s acquisition of William Hill Australia. The April 2018 Amend and Extend represented an extinguishment of the liability and all unamortized deferred financing costs were recorded through net financing charges.

Giving effect to the above noted Refinancing, Repricing, and the April 2018 Amend and Extend, as at June 30, 2018, the first lien term loans consisted of a $2.17 billion first lien term loan priced at LIBOR plus 3.00% (the “Existing USD First Lien Term Loan”) and a €500 million first lien term loan priced at EURIBOR plus 3.25% (the “Existing EUR First Lien Term Loan” and, together with the Existing USD First Lien Term Loan, the “Existing First Lien Term Loans”), each with a maturity date of April 6, 2025 and a floor of 0%. In connection with the April 2018 Amend and Extend, the Corporation fully repaid the second lien term loan which consisted of a $95 million loan priced at LIBOR plus 7.00%, with a 1.00% LIBOR floor and repayable on August 1, 2022 (the “USD Second Lien Term Loan”). As of such date, the Corporation had no further obligations under or with respect to the same.

The agreement for the Existing First Lien Term Loans include certain limitations customary for transactions of this type that limits Stars Group Holdings B.V. and its subsidiaries’ ability to, among other things, (i) incur additional debt, (ii) grant additional liens on their assets and equity, (iii) distribute equity interests and/or distribute any assets to third parties, (iv) make certain loans or investments (including acquisitions), (v) consolidate, merge, sell or otherwise dispose of all or substantially all assets, (vi) pay dividends on or make distributions in respect of capital stock or make restricted payments, (vii) enter into certain transactions with affiliates, (viii) change lines of business, and (ix) modify the terms of certain debt or organizational documents, in each case subject to certain exceptions.

The agreement for the Existing First Lien Term Loans also provides for customary mandatory prepayments, including a customary excess cash flow sweep. As of June 30, 2018, the Corporation was in compliance with all covenants related to the Existing First Lien Term Loans.

As described below under “—Market Risk—Interest Rate Risk”, the Corporation is exposed to fluctuations in the LIBOR and EURIBOR rates and foreign exchange rates as certain of its indebtedness has variable interest rates and is denominated in a number of different currencies, which could lead to increased interest and foreign exchange charges.

During the year ended December 31, 2015, a subsidiary of the Corporation entered into cross currency interest rate swap agreements (collectively, the “Existing Swap Agreements”), designated and qualifying as cash flow hedges, to manage the interest rate exposure on the Existing USD First Lien Term Loan. Under the Existing Swap Agreements, the subsidiary agreed to exchange a notional principal amount of $2.07 billion of the Existing USD First Lien Term Loan into Euro denominated fixed rate debt in order to fix future interest and principal payments in terms of the Euro, which is the subsidiary’s functional currency.  In doing so, the Corporation expected to mitigate the impact of changes in interest rates and the impact of foreign currency gains and losses resulting from changes in the U.S. dollar to Euro exchange rate, thereby potentially reducing the uncertainty of future cash flows. As at June 30, 2018, a notional principal amount of $1.04 billion of the Existing USD First Lien Term Loan is covered under the Existing Swap Agreements, and the remaining $1.12 billion Existing USD First Lien Term Loan is exposed to fluctuations in interest rates. As at June 30, 2018, the fair value of the Existing Swap Agreements represented a liability of $61.9 million. As a result of the Existing Swap Agreements, the Corporation had interest savings of $10.2 million during the quarter.

See also “Risk Factors and Uncertainties” below and in the 2017 Annual Information Form, particularly under the heading “Risk Factors and Uncertainties—Risks Related to the Corporation’s Substantial Indebtedness”, and in the 2018 Prospectus Supplement under the heading “Risk Factors”.

During the six months ended June 30, 2018 and during a portion of the year ended December 31, 2017, the Corporation designated a portion of the Existing USD First Lien Term Loan, its entire principal amount of the USD Second Lien Term Loan and its then-outstanding deferred contingent payment (i.e., the deferred purchase price for the Stars Interactive Group Acquisition) as a foreign exchange hedge of its net investment in its foreign operations. Accordingly, the portion of the gains arising from the translation of the USD-denominated liabilities that was determined to be an effective hedge during the period was recognized in the unaudited interim condensed consolidated statements of comprehensive income (loss), counterbalancing a portion of the losses arising from translation of the Corporation’s net investment in its foreign operations. During the three and six months ended June 30, 2018, there was no ineffectiveness with respect to the net investment hedge.

For the three and six months ended June 30, 2018, the Corporation recorded an unrealized exchange gain on translation of $44.9 million and $25.0 million, respectively, as compared to a loss of $67.3 million and $92.3 million, respectively for the same periods in 2017, in the cumulative translation adjustment in reserves related to the translation of a portion of the Existing USD First Lien Term Loan, USD Second Lien Term Loan and the above noted contingent consideration.

See note 31 in the 2017 Annual Financial Statements for further information in respect of financial instruments.

SBG Financing

In connection with the SBG Acquisition on July 10, 2018, the Corporation completed the SBG Financing, which included a combination of debt and equity financing. The debt portion of the SBG Financing was comprised of the Revolving Facility, the First Lien Term Loans and the Senior Notes, which are described below. The equity portion of the SBG Financing was comprised of the Equity Offering. See “Overview and Outlook—Recent Corporate and Other Developments—Equity Offering” and note 18 in the Q2 2018 Financial Statements for additional information relating to the Equity Offering.

Revolving Facility

On July 10, 2018, as part of the SBG Financing, the Corporation replaced the Existing Revolving Facility with a new first lien revolving facility of $700 million (the “Revolving Facility”). Maturing on July 10, 2023, the Revolving Facility has an interest rate of LIBOR plus 3.25% (and EURIBOR or BBR plus 3.25% for borrowings in Euros and Australian Dollars, respectively). The margin for the Revolving Facility is subject to leverage-based step-downs. The commitment fee on the Revolving Facility varies based on first lien leverage and ranges from 0.250% to 0.375%. Borrowings under the Revolving Facility are subject to the satisfaction of customary conditions, including the absence of a default and compliance with certain representations and warranties. The Revolving Facility requires, subject to a testing threshold, that the Corporation comply on a quarterly basis with a maximum net first lien senior secured leverage ratio of 6.75 to 1.00.

The Revolving Facility can be used for working capital needs and for general corporate purposes. As of the date hereof, the Corporation has drawn $100 million under the Revolving Facility and had $74 million of letters of credit issued but undrawn thereunder. Availability under the Revolving Facility as of the date hereof is $526 million.

First Lien Term Loans

As previously disclosed, on July 10, 2018, the Corporation completed the SBG Financing, which replaced, among other things, the Existing USD First Lien Term Loans and Existing EUR First Lien Term Loans with new USD first lien term loans of $3.575 billion priced at LIBOR plus 3.50% (the “USD First Lien Term Loan”) and new EUR first lien term loans of €850 million priced at EURIBOR plus 3.75% (the “EUR First Lien Term Loan” and, together with the USD First Lien Term Loan, the “First Lien Term Loans”), each with a maturity date of July 10, 2025 and a floor of 0%. Starting on the last day of the first fiscal quarter ending after July 10, 2018, the USD First Lien Term Loan requires scheduled quarterly payments in amounts equal to 0.25% of the aggregate principal amount of the USD First Lien Term Loan, with the balance due at maturity. There is no amortization on the EUR First Lien Term Loan.

On July 10, 2018, the Corporation, lenders and Deutsche Bank AG New York Brank, as agent, and certain other parties entered into a new credit agreement (the “Credit Agreement”) for the First Lien Term Loans and the Revolving Facility to, among other things, reflect the foregoing transactions and continue to add certain operational and financial flexibility, particularly as it relates to the Corporation on a combined basis following the acquisition of SBG.

Consistent with the credit agreement for the Existing First Lien Term Loans, the Credit Agreement entered into in connection with the SBG Financing limits Stars Group Holdings B.V. and its subsidiaries’ ability to, among other things, (i) incur additional debt, (ii) grant additional liens on their assets and equity, (iii) distribute equity interests and/or distribute any assets to third parties, (iv) make certain loans or investments (including acquisitions), (v) consolidate, merge, sell or otherwise dispose of all or substantially all assets, (vi) pay dividends on or make distributions in respect of capital stock or make restricted payments, (vii) enter into certain transactions with affiliates,

(viii) change lines of business, and (ix) modify the terms of certain debt or organizational documents, in each case subject to certain exceptions.

Consistent with the credit agreement for the Existing First Lien Term Loans, the Credit Agreement entered into in connection with the SBG Financing also provides for customary mandatory prepayments, including a customary excess cash flow sweep.

At the completion of the SBG Financing, the Existing Swap Agreements were retained by the Corporation.  Subsequently, in July 2018, the Corporation entered into new cross currency interest rate swap agreements to manage foreign exchange risk and interest rate exposure under the Credit Agreement (the “New Swap Agreements” and together with the Existing Swap Agreements, the “Swap Agreements”). At the time of entering into the New Swap Agreements, the Corporation unwound and settled the Existing Swap Agreements for a cash amount of $58.5 million.

7.00% Senior Notes

As previously disclosed, two of the Corporation’s subsidiaries, Stars Group Holdings B.V. and Stars Group (US) Co-Borrower, LLC (the “Issuers”), issued the 7.00% Senior Notes due 2026 (the “Senior Notes”) on July 10, 2018 at par in an aggregate principle amount of $1.00 billion. The Senior Notes mature on July 15, 2026. Interest on the Senior Notes is payable semi-annually on January 15 and July 15 of each year, commencing on January 15, 2019. The Senior Notes are guaranteed by each of the Issuers’ restricted subsidiaries that guarantees the Revolving Facility. The Senior Notes are the Issuers’ senior unsecured obligations and rank equally in right of payment with all of the Issuers’ existing and future senior indebtedness.

Upon certain events constituting a change of control under the indenture governing the Senior Notes (the “Indenture”), the holders of the Senior Notes have the right to require Stars Group Holdings B.V. to offer to repurchase the Senior Notes at a purchase price equal to 101% of their principal amount, plus accrued and unpaid interest, to (but not including) the date of purchase.

Prior to July 15, 2021, the Issuers may redeem some or all of the Senior Notes at a redemption price equal to 100% of the principal amount of the Senior Notes, plus accrued and unpaid interest, if any, to (but not including) the applicable redemption date, plus an applicable ‘‘make-whole’’ premium. On or after July 15, 2021, the Issuers may redeem some or all of the Senior Notes at the redemption prices set forth in the Indenture.

The Senior Notes include, among other terms and conditions, limitations on the Issuers’ ability to create, incur or allow certain liens; create, assume, incur or guarantee additional indebtedness of certain of the Issuers’ subsidiaries; and consolidate or merge with, or convey, transfer or lease all or substantially all of the Issuers’ and their subsidiaries’ assets, to another person.

As of the date hereof, the aggregate principal amount of outstanding Senior Notes is $1.00 billion.

RECONCILIATIONS

To supplement its Q2 2018 Financial Statements presented in accordance with IFRS, the Corporation considers certain financial measures that are not prepared in accordance with IFRS, including those set forth below. The tables below present reconciliations of Adjusted EBITDA, Adjusted Net Earnings and Adjusted Net Earnings per Diluted Share and Free Cash Flow, each as presented in this MD&A. The Corporation does not provide a reconciliation for the numerator of QNY as the revenue components thereof (i.e., Poker, Gaming and Betting) and Other revenues are set forth in “Segment Results of Operations—International” above.

Adjusted EBITDA

	Three Months Ended June 30, 2018
In thousands of U.S. Dollars (except per share amounts)	International	Australia	Corporate	Consolidated
Net earnings (loss)	126,274	(6,519)	(274,579)	(154,824)

Income tax recovery	—	—	3,404	3,404
Net financing charges	—	—	(160,360)	(160,360)
Net earnings from associates	1,068	—	—	1,068

Operating income (loss)	125,206	(6,519)	(117,623)	1,064

Depreciation and amortization	35,987	8,588	10	44,585
Add (deduct) the impact of the following:
Acquisition-related costs and deal contingent forwards	—	—	95,627	95,627
Stock based compensation	—	—	3,265	3,265
(Gain) loss from investments and associates	(270)	5	—	(265)
Impairment of intangibles assets and assets held for sale	958	—	—	958
Other costs	2,436	11,397	9,203	23,036
Total adjusting items	3,124	11,402	108,095	122,621

Adjusted EBITDA	164,317	13,471	(9,518)	168,270

	Six Months Ended June 30, 2018
In thousands of U.S. Dollars (except per share amounts)	International	Australia	Corporate	Consolidated
Net earnings (loss)	275,216	(7,647)	(348,032)	(80,463)

Income tax recovery	—	—	2,249	2,249
Net financing charges	—	—	(198,710)	(198,710)
Net earnings from associates	1,068	—	—	1,068

Operating income (loss)	274,148	(7,647)	(151,571)	114,930

Depreciation and amortization	73,956	9,868	19	83,843
Add (deduct) the impact of the following:
Acquisition-related costs and deal contingent forwards	—	—	110,818	110,818
Stock based compensation	—	—	5,649	5,649
Loss from investments and associates	247	—	—	247
Impairment of intangibles assets and assets held for sale	1,074	—	—	1,074
Other costs	1,371	10,404	14,956	26,731
Total adjusting items	2,692	10,404	131,423	144,519

Adjusted EBITDA	350,796	12,625	(20,129)	343,292

	Three Months Ended June 30, 2017
In thousands of U.S. Dollars (except per share amounts)	International	Australia	Corporate	Consolidated
Net earnings (loss)	111,744	—	(41,261)	70,483

Income tax recovery	—	—	4,018	4,018
Net financing charges	—	—	(39,052)	(39,052)

Operating income (loss)	111,744	—	(6,227)	105,517

Depreciation and amortization	36,530	—	70	36,600
Add (deduct) the impact of the following:
Stock based compensation	—	—	2,452	2,452
(Gain) loss from investments	(8,452)	—	12,944	4,492
Reversal of impairment of intangibles assets and assets held for sale	(629)	—	—	(629)
Other costs (income)	6,635	—	(8,528)	(1,893)
Total adjusting items	(2,446)	—	6,868	4,422

Adjusted EBITDA	145,828	—	711	146,539

	Six Months Ended June 30, 2017
In thousands of U.S. Dollars (except per share amounts)	International	Australia	Corporate	Consolidated
Net earnings (loss)	239,385	—	(103,149)	136,236

Income tax recovery	—	—	1,330	1,330
Net financing charges	—	—	(81,497)	(81,497)

Operating income (loss)	239,385	—	(22,982)	216,403

Depreciation and amortization	72,188	—	147	72,335
Add (deduct) the impact of the following:
Stock based compensation	—	—	4,616	4,616
(Gain) loss from investments	(8,572)	—	13,217	4,645
Reversal of impairment of intangibles assets and assets held for sale	(5,043)	—	(2,268)	(7,311)
Other costs (income)	9,428	—	(2,576)	6,852
Total adjusting items	(4,187)	—	12,989	8,802

Adjusted EBITDA	307,386	—	(9,846)	297,540

Adjusted Net Earnings and Adjusted Diluted Earnings per Share

	Three Months Ended June 30,		Six Months Ended June 30,
In thousands of U.S. Dollars (except per share amounts)	2018	2017	2018	2017
Net (loss) earnings	(154,824)	70,483	(80,463)	136,236
Add (deduct) the impact of the following:
Interest accretion	12,726	12,147	24,777	24,940
Loss on debt extinguishment	124,976	—	124,976	—
Acquisition-related costs and deal contingent forwards	95,627	—	110,818	—
Amortization of acquisition intangibles	31,482	31,075	62,858	62,150
Deferred income tax recovery	(4,890)	(4,098)	(5,814)	(4,732)
Stock based compensation	3,265	2,452	5,649	4,616
(Gain) loss from investments and associates	(1,333)	4,491	(821)	4,645
Impairment (reversal of impairment) of intangibles assets and assets held for sale	958	(629)	1,074	(7,311)
Other costs (income)	23,036	(1,893)	26,731	6,852
Adjusted net earnings	131,023	114,028	269,785	227,396
Adjusted net earnings attributable to
Shareholders of The Stars Group Inc.	129,237	114,028	269,469	227,396
Non-controlling interest	1,786	—	316	—

Weighted average diluted number of shares	215,380,175	203,467,303	212,449,078	201,969,186
Adjusted Diluted Net Earnings per Share attributable to Shareholders of The Stars Group Inc	0.60	0.56	1.27	1.13

The table below presents certain items comprising “Other costs (income)” in the Adjusted EBITDA, Adjusted Net Earnings and Adjusted Diluted Earnings per Share reconciliation tables above:

	Three Months Ended June 30,		Six Months Ended June 30,
	2018	2017	2018	2017
In thousands of U.S. Dollars	$000's	$000's	$000's	$000's
Integration costs	11,467	—	11,467	—
Financial expenses (income)	4,370	(6,622)	2,049	(9,066)
Termination of employment agreements	1,387	682	2,058	2,808
AMF and other investigation professional fees	2,875	2,764	4,659	5,153
Lobbying (US and Non-US) and other legal expenses	2,665	4,598	5,658	9,318
Non-recurring professional fees	102	842	553	1,504
Retention bonuses	117	615	234	1,230
Loss on disposal of assets	41	202	41	261
Austria gaming duty	—	(5,000)	—	(5,000)
Termination of affiliate agreements	—	—	—	407
Other	12	26	12	237
Other costs	23,036	(1,893)	26,731	6,852

Free Cash Flow

	Three Months Ended June 30,		Six Months Ended June 30,
In thousands of U.S. Dollars	2018	2017	2018	2017
Net cash inflows from operating activities	164,011	130,426	296,080	225,973
Customer deposit liability movement	(14,090)	9,053	(13,901)	25,282
	149,921	139,479	282,179	251,255
Capital Expenditure:
Additions to deferred development costs	(9,759)	(6,013)	(16,190)	(10,426)
Additions to property and equipment	(5,676)	(1,398)	(9,261)	(2,254)
Additions to intangible assets	(9,415)	(212)	(11,842)	(919)
Interest paid	(34,790)	(31,017)	(66,278)	(65,064)
Debt principal repayments	(5,425)	(5,982)	(11,493)	(12,870)
Free Cash Flow	84,856	94,857	167,115	159,722

SUMMARY OF QUARTERLY RESULTS

The following financial data for each of the eight most recently completed quarters has been prepared in accordance with IFRS. The presentation currency for each period presented below was and remains the U.S. dollar.

	For the three months ended
	Sept. 30,	Dec. 31,	Mar. 31,	Jun. 30,	Sept. 30,	Dec. 31,	Mar. 31,	Jun. 30,
In thousands of U.S. Dollars (except per share amounts)	2016	2016	2017	2017	2017	2017	2018	2018
Revenue	270,681	310,286	317,320	305,305	329,443	360,247	392,891	411,512
Gross Profit	220,650	254,045	254,859	252,637	266,966	290,355	312,627	327,875
Operating Income	55,633	86,420	110,886	105,517	116,156	114,835	113,866	1,064
Net Earnings (Loss)	12,523	45,039	65,753	70,483	75,874	47,175	74,361	(154,824)
Basic Net Earnings (Loss) per Common Share	$ 0.09	$ 0.31	$ 0.45	$ 0.48	$ 0.52	$ 0.32	$ 0.51	$(1.01)
Diluted Net Earnings (Loss) per Common Share	$ 0.06	$ 0.23	$ 0.33	$ 0.35	$ 0.37	$ 0.23	$ 0.36	$(1.01)

The year-over-year consolidated revenue increases since the third quarter of 2017 as compared to the prior year periods were primarily attributable to Gaming and Betting revenues in what is now the International segment resulting from the continued rollout of casino and sports betting product offerings and the expansion of the geographical reach of such product offerings into eligible markets, in addition to the positive impact on poker revenues from the introduction of the Stars Rewards program. Quarterly consolidated revenues in 2018 were also positively impacted by the Australian Acquisitions.

For a discussion of results, trends and variances, including the impact of foreign currency fluctuations, over the three and six months ended June 30, 2018 and 2017, see “Consolidated Results of Operations and Cash Flows”, “Segment Results of Operations”, and “Liquidity and Capital Resources” contained in this MD&A.

Given the nature of the Corporation’s business, including, without limitation, the extent of certain non-recurring and other costs, instead of evaluating IFRS net earnings alone, the Corporation also analyzes Adjusted EBITDA, Adjusted EBITDA Margin, Adjusted Net Earnings, Adjusted Net Diluted Earnings per Share and Free Cash Flows to evaluate operating results and for financial and operational decision-making purposes. The Corporation believes that these measures provide useful information about its operating results and enhances the overall understanding of its past performance and future prospects, as well as its performance against peers and competitors. See “Consolidated Results of Operations and Cash Flows”, “Segment Results of Operations”, and “Reconciliations” above.

The Corporation’s results of operations can fluctuate due to seasonal trends and other factors. Historically, given the geographies where the majority of the Corporation’s customers are located, and the related climate and weather in such geographies, among other things, revenues from operations, key metrics and customer activity have been generally higher in the first and fourth fiscal quarters than in the second and third fiscal quarters. The Betting operations of the Corporation are also subject to the seasonal variations dictated by the various sports calendars, which will have an effect on its financial performance. A significant proportion of the Corporation's current and future Betting revenue is and will continue to be generated from bets placed on European football, which has an off-season in the summer that can cause a corresponding temporary decrease in its respective revenues. The Corporation's ability to generate revenues is also affected by the scheduling of major sporting events that do not occur annually, such as the World Cup, UEFA European Championships, and the Rugby World Cup. In addition, the ability to generate revenue will be dependent on the progression and results of certain teams within specific tournaments and the failure of such team to progress, or adverse results of such teams, may have adverse consequences on the financial performance of the Corporation. Additionally, with respect to online Betting, revenues from that line of operation generally fluctuate in line with Betting Net Revenue Margin. However, the impact on revenues may be mitigated by the positive or negative impact of Betting Net Revenue Margin on Stakes, which can fluctuate inversely with such margins. As a result, prolonged periods of high Betting Net Win Margin can negatively impact customer experience, enjoyment and engagement levels thereby resulting in lower customer wagering volumes on Betting or other gaming verticals. Conversely, while periods of low Betting Net Win Margin tend to negatively impact revenues, this may be partially mitigated by increased customer wagering volume (generally referred to as recycling of winnings) due to the positive impact of customer-friendly results on customer experience, enjoyment and engagement. Further, changes to the Corporation’s Stars Rewards loyalty program impact reported revenue, which could also cause fluctuations. As such, results for any quarter are not necessarily indicative of the results that may be achieved in another quarter or for the full fiscal year. There can be no assurance that the seasonal trends and other factors that have impacted the Corporation’s historical results will repeat in future periods as the Corporation cannot influence or forecast many of these factors.  For other factors that may cause its results to fluctuate, including, without limitation, market risks, such as foreign exchange risks, see “Overview and Outlook” above, and “Risk Factors and Uncertainties” below, and the 2017 Annual Information Form, including, without limitation, under the headings “Risk Factors and Uncertainties” and “Business of the Corporation—Seasonality and Other Factors Impacting the Business” therein, and the 2018 Prospectus Supplement, including, without limitation, under the heading “Risk Factors” and “Business of The Stars Group—Seasonality and Other Factors Impacting the Business”.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

For a description of the Corporation’s significant accounting policies, critical accounting estimates and judgments, and related information, see notes 2 and 3 to the Q2 2018 Financial Statements and 2017 Annual Financial Statements. Other than as set forth below, there have been no changes to the Corporation’s significant accounting policies or critical accounting estimates or judgments during the three and six months ended June 30, 2018.

Sources of estimation uncertainty

Valuation of acquired intangible assets

Acquisitions may result in the recognition of certain intangible assets including but not limited to, software technology, customer relationships, and brands. These are valued using various valuation methodologies, such as market, income and cost methods. In applying these methodologies, certain key judgments and assumptions are made by management. Such key judgments and estimates made by management in connection with the valuation of acquired intangible assets relating to the Australian Acquisitions, included:

(i)	Discount rates –The Corporation used discount rates ranging from 8% to 10%.
(ii)	Attrition rates – The Corporation valued certain intangibles using estimated attrition rates from 5% to 10%.
(iii)

Estimating future cash flows –The Corporation considered historical performance and industry assessments among other sources in the estimation of the cash flows, where significant estimation uncertainty exists with respect to forecasting, and growth assumptions used in the valuation of intangibles.

These judgments and estimates are highly subjective and the ability to realize the future cash flows used in fair value calculations may be affected by changes in economic conditions, economic performance or business strategies. For further information regarding the valuation of acquired intangible assets, see note 14.

Valuation of contingent payment in connection with the acquisition of non-controlling interest in CrownBet

As part of the incremental acquisition of an 18% equity interest in CrownBet, CrownBet’s management team will be entitled to an additional payment of up to approximately $182 million in 2020, subject to certain performance conditions, and payable in cash and/or additional Common Shares at The Stars Group’s discretion. The Corporation considered this additional payment to be contingent consideration and accounted for it as part of the purchase price related to the acquisition of the 18% of the equity interests in CrownBet. In valuing the contingent consideration as at the acquisition date and at period end, the Corporation used a discount rate of 8% based on the term of the contingent consideration period and a volatility of 25% - 30% based on historical performance and market indicators.

Critical accounting judgments

Acquisition of CrownBet – Control assessment

As previously reported, the Corporation acquired a 62% equity interest in CrownBet on February 27, 2018, and a further 18% equity interest on April 24, 2018. As is typical, the shareholders agreement entered into entered into with the minority shareholders of CrownBet in connection with the Australian Acquisitions includes a number of rights and protections for the minority shareholders in certain circumstances that are directly harmful to the minority, including as it relates to significant changes to business scope, material acquisitions or financing. The Corporation concluded that such minority shareholder rights are protective rights and that the Corporation has control in accordance with IFRS 3, Business Combinations.

Debt extinguishment

As discussed in note 9, the Corporation amended its long-term debt in connection with the Australian Acquisitions (the April 2018 Amend and Extend) and recorded the amendment as an extinguishment for accounting purposes as the debt was repayable at par. Management applied judgment in making this determination as the Corporation concluded that any associated termination costs were not significant.

RECENT ACCOUNTING PRONOUNCEMENTS

New Significant Accounting Policies Adopted

IFRS 9, Financial Instruments

The Corporation has applied IFRS 9, Financial Instruments retrospectively from January 1, 2018. In accordance with the practical expedients permitted under the standard, comparative information for 2017 has not been restated.

For further information regarding the impact of IFRS 9, see note 16 in the Q2 2018 Financial Statements.

Financial Assets

Financial assets are initially recognized at fair value and from January 1, 2018 are classified into one of the following measurement categories:

•	Those to be measured subsequently at fair value, either through profit or loss or other comprehensive income; or
•	Those to be measured at amortized cost.

The classification depends on the Corporation’s business model for managing the financial assets and the contractual terms of the cash flows. Except in very limited circumstances, the classification may not be changed subsequent to initial recognition. The Corporation only reclassifies debt instruments when its business model for managing those assets changes.

For assets measured at fair value, gains and losses are recorded in profit or loss or other comprehensive income. For investments in debt instruments, the classification depends on the business model and the contractual terms of the respective cash flows for which the investment is held. For investments in equity instruments that are not held for trading, the classification depends on whether the Corporation has made an irrevocable election at the time of initial recognition to account for the equity instruments at fair value through other comprehensive income.

At initial recognition, the Corporation measures a financial asset at its fair value plus, in the case of a financial asset not measured at fair value through profit or loss, transaction costs that are directly attributable to the acquisition of the financial asset. Transaction costs of financial assets carried at fair value through profit or loss are expensed in profit or loss.

Debt instruments

Subsequent measurement of debt instruments depends on the Corporation’s business model for managing the asset and the cash flow characteristics of that asset. There are three measurement categories into which the Corporation classifies its debt instruments:

•

Amortized cost: assets that are held for collection of contractual cash flows where those cash flows represent solely payments of principal and interest are measured at amortized cost. A gain or loss on a debt instrument that is subsequently measured at amortized cost and is not part of a hedging relationship is recognized in profit or loss when the asset is derecognized or impaired. Interest income from these financial assets is recognized using the effective interest rate method.

•

Fair value through other comprehensive income (“FVOCI”): assets that are held for collection of contractual cash flows and for sale, where the cash flows represent solely payments of principal and interest are measured at FVOCI. Movements in the carrying amount are recorded in other comprehensive income, with impairment gains or losses, interest revenue and foreign exchange gains and losses recognized in profit or loss. When the financial asset is derecognized, the cumulative gain or loss previously recognized in other comprehensive income is reclassified from equity to profit or loss. Interest income from these financial assets is recognized using the effective interest rate method.

•

Fair value through profit or loss (“FVTPL”): assets that do not meet the criteria for classification as amortized cost or FVOCI are measured at FVTPL. A gain or loss on a debt instrument that is subsequently measured at FVTPL and is not part of a hedging relationship is recognized in profit or loss and presented in the unaudited interim condensed consolidated statements of earnings.

Equity instruments

The Corporation subsequently measures all equity instruments at fair value. Where the Corporation’s management elects to present fair value gains and losses on equity instruments in other comprehensive income, there is no subsequent reclassification of fair value gains and losses to profit or loss following the derecognition of those instruments. Dividends from such instruments continue to be recognized in profit or loss when the Corporation’s right to receive payment is established.

Changes in the fair value of financial assets at FVTPL are recognized in the unaudited interim condensed consolidated statements of earnings.

Impairment

At the end of each reporting period, the Corporation assesses on a forward-looking basis the expected credit losses associated with its debt instruments carried at amortized cost and FVOCI. The impairment methodology applied depends on whether there has been a significant increase in credit risk.

The Corporation applies the simplified approach permitted by IFRS 9 for trade receivables and other financial assets held at amortized cost, which requires expected lifetime losses to be recognized from initial recognition of the receivables.

The impairment provision recorded in respect of debt instruments carried at FVOCI is determined at 12-months expected credit losses on the basis that the Corporation considers these instruments as low risk.

The forward-looking element is derived from comparison of current and projected macro-economic indicators covering primary markets in which the Corporation operates.

Financial Liabilities

Debt modification

The Corporation may pursue amendments to its credit agreements based on, among other things, prevailing market conditions. Such amendments, when completed, are considered by the Corporation to be debt modifications. The accounting treatment of debt modifications is contingent upon whether the modified terms are substantially different than the previous terms. The terms of an amended debt agreement are considered substantially different when the discounted present value of the cash flows under the new terms, discounted using the original effective interest rate, are at least ten percent different from the discounted present value of the remaining cash flows of the original debt. If the modification is considered substantially different, the transaction is accounted for as an extinguishment of the original debt instrument, which is derecognized and replaced by the amended debt instrument, with any costs or fees incurred on the original debt instrument recognized as part of the gain or loss on extinguishment. If the modification is not considered substantially different, an adjustment to the carrying amount of the original debt instrument is recorded, which is calculated as the difference between the original contractual cash flows and the modified cash flows discounted at the original effective interest rate.

Derivatives

The Corporation uses derivative instruments for risk management purposes and does not use derivative instruments for speculative trading purposes. All derivatives are recorded at fair value in the unaudited interim condensed consolidated statements of financial position. For derivatives not designated as hedging instruments, the re-measurement of those derivatives each period is recognized in the unaudited interim condensed consolidated statements of earnings.

Derivatives are measured at fair value using pricing and valuation models whenever possible, including market-based inputs to models, broker or dealer quotations or alternative pricing sources.

As permitted by IFRS 9, the Corporation has elected to continue to apply the hedge accounting requirements of IAS 39 rather than the new requirements of IFRS 9.

IFRS 15, Revenues from Contracts with Customers

The Corporation has applied IFRS 15, Revenues from Contracts with Customers from January 1, 2018. As permitted, the Corporation has applied the standard using the modified retrospective approach, whereby the cumulative impact of adoption is recognized in opening retained earnings. Comparative information for 2017 has not been restated.

The adoption of IFRS 15 did not have a material impact on the timing and amount of revenue recognized by the Corporation.

For further information regarding the impact of IFRS 15, see note 16 in the Q2 2018 Financial Statements.

New Accounting Pronouncements – Not Yet Effective

For a list of the new and revised accounting standards under IFRS that the Corporation has not yet applied, see the 2017 Annual Financial Statements. Subject to full analysis the Corporation does not currently expect that the adoption of such new and revised standards will have a material impact on the financial statements of The Stars Group in future periods, except as noted below:

IFRS 16, Leases

In 2016 the IASB issued IFRS 16 to replace IAS 17, Leases, effective January 1, 2019. This standard introduces a single lessee accounting model and requires a lessee to recognize assets and liabilities for all leases with a term of more than 12 months, unless the underlying asset is of low value. A lessee is required to recognize a right-of-use asset representing its right to use the underlying asset and a lease liability representing its obligation to make lease payments.

This standard substantially carries forward the lessor accounting requirements of IAS 17, while requiring enhanced disclosures to be provided by lessors.

The Corporation intends to adopt IFRS 16 from its effective date of January 1, 2019. The Corporation is currently evaluating the impact of this standard and does not anticipate applying it prior to its effective date.

OFF BALANCE SHEET ARRANGEMENTS

As at June 30, 2018, the Corporation had no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on the Corporation’s financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

OUTSTANDING SHARE DATA

As at August 10, 2018
Common Shares issued and outstanding	271,989,192
Common Shares issuable upon exercise of options	4,939,274
Common Shares issuable upon settlement of other equity-based awards	975,489
Total Common Shares on a fully-diluted basis	277,903,955

LEGAL PROCEEDINGS AND REGULATORY ACTIONS

Other than as set forth below, there were no material changes or updates to the Corporation’s material legal proceedings or regulatory actions during the three and six months ended June 30, 2018. For additional information regarding the Corporation’s material legal proceedings and regulatory actions, see the 2017 Annual Reports, particularly under the heading “Legal Proceedings and Regulatory Actions” in each of the 2017 Annual Information Form and the 2018 Prospectus Supplement, and note 30 to the 2017 Annual Financial Statements.

Kentucky Proceeding

For information regarding the previously reported proceeding in Kentucky, see above under “Liquidity and Capital Resources—Credit Facility”, each of the 2017 Annual Information Form and the 2018 Prospectus Supplement, including under the heading “Legal Proceedings and Regulatory Actions” therein, and note 30 to the 2017 Annual Financial Statements.

The AMF Investigation and Related Matters

For information regarding the previously reported AMF investigation and related matters, see below and the 2017 Annual Information Form, including under the headings “Legal Proceedings and Regulatory Actions—AMF Investigation and Related Matters”, and under “Risk Factors and Uncertainties—The Corporation is subject to various laws relating to trade, export controls, and foreign corrupt practices, the violation of which could adversely affect its operations, reputation, business, prospectus, operating results and financial condition” and the 2018 Prospectus Supplement, including under the headings “Legal Proceedings and Regulatory Actions—AMF Investigation and Related Matters”, and under “Risk Factors”.

On June 6, 2018, the Court of Quebec (criminal and penal division) ordered a permanent stay of these charges. The AMF did not appeal the decision of the Court of Quebec.

Foreign Payments Matter

As previously disclosed, during its internal investigation with respect to the AMF matters, the Board became aware in 2016 of certain information which led it to undertake a review of whether the Corporation or any of its subsidiaries or personnel had made improper payments, directly or through external consultants, to governmental officials in certain jurisdictions outside of Canada and the United States.  The information which came to light as a result of the investigation into the AMF matters related to some of the Corporation’s historic business activities that primarily occurred prior to the Stars Interactive Group Acquisition.

The Board, with the involvement of external counsel, is continuing to review these matters.  This review includes reviewing historic and current operations, reviewing the Corporation’s use of external consultants in foreign markets, and revising internal policies and procedures.  As previously disclosed, as a result of this review, the Corporation voluntarily contacted the Royal Canadian Mounted Police (“RCMP”) in Canada and the Department of Justice and Securities Exchange Commission in the United States in 2016.  These authorities are investigating these matters and the Corporation continues to cooperate with the same, including, without limitation, by cooperating with the RCMP regarding matters related to the search warrant previously executed at the Corporation’s former Pointe-Claire, Quebec office, responding to information requests, and voluntarily providing records and information.  As a result of this continuing review, additional information could become known in the future.

Class Actions

U.S. Class Action

For information regarding the previously reported class action lawsuits, see the 2017 Annual Information Form and 2018 Prospectus Supplement. On June 22, 2018, the parties entered into a memorandum of understanding regarding a settlement for an amount that will be funded entirely by the Corporation’s insurance carrier. On August 3, 2018, the parties filed a stipulation of settlement with the court. The settlement is subject to final documentation and court approval.

Quebec Class Action

For information regarding the previously reported Quebec class action lawsuit, see the 2017 Annual Information Form and the 2018 Prospectus Supplement.

Preferred Share Conversion Appeal

For information regarding the appeal of the Ontario Superior Court of Justice’s dismissal of an application by certain holders of Preferred Shares regarding the Corporation’s mandatory conversion of its Preferred Shares, see “Overview and Outlook—Recent Corporate and Other Developments—Mandatory Conversion of Preferred Shares”.

DISCLOSURE CONTROLS AND PROCEDURES AND

INTERNAL CONTROL OVER FINANCIAL REPORTING

The applicable rules of the U.S. Securities and Exchange Commission and the Canadian Securities Administrators require The Stars Group’s certifying officers, the Chief Executive Officer (“CEO”) and the Chief Financial Officer (“CFO”), to establish and maintain disclosure controls and procedures (“DC&P”) and internal control over financial reporting (“ICFR”), as those terms are defined in such rules. In compliance with these rules, the Corporation has filed applicable certifications signed by the CEO and the CFO that, among other things, report on the design of each of DC&P and ICFR.

Disclosure Controls and Procedures

The CEO and CFO have designed DC&P, or have caused them to be designed under their supervision, to provide reasonable assurance that:

•	material information relating to the Corporation is made known to them by others, particularly during the period in which the annual and interim filings are being prepared; and
•

information required to be disclosed in the annual filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time periods specified in applicable securities legislation.

Internal Control Over Financial Reporting

The CEO and CFO have designed ICFR, or have caused it to be designed under their supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the Corporation’s accounting and reporting standards.

During the second quarter of 2018, following the adoption of IFRS 9, “Financial Instruments”, management identified deficiencies relating to the design of controls over the Corporation’s accounting for debt and related disclosures. After evaluating these deficiencies, management concluded that there was a material weakness in ICFR and corresponding DC&P relating to the same. The material weakness is primarily a result of deficiencies in control design over a complex model that was previously developed to support the underlying accounting for debt. This also impacted the effectiveness of the review performed of such information. Specifically, adequate controls were not in place to properly control the validation, access, updating, maintenance, and monitoring of outputs of and from such model.

Management has a remediation plan to address the material weakness in the Corporation’s ICFR.  In the second quarter, management took steps to remediate this material weakness by designing and implementing a new model to determine the accounting for debt and related items, as well as implementing controls over the validation, access, updating, maintenance, and monitoring of outputs of and from the model to enhance the reliability of the data and outputs from such model. Management is also in the process of further enhancing its management review controls related to the accounting for debt and related balances. Management currently expects that the successful testing of these measures will allow it to conclude that the Corporation’s ICFR relating to debt and related disclosures are effective when assessing their effectiveness as at the end of the fourth quarter of 2018.

Management is dedicated to remediating the material weakness in the Corporation’s ICFR and in identifying and remediating internal control risks that could be material in the future, and it believes the foregoing efforts will effectively remediate the material weakness. As the Corporation implements these remediation efforts and continues to evaluate and work to improve its ICFR, management may determine that additional steps or measures may be necessary to address and remediate the material weakness or determine to modify the remediation efforts described above. The Corporation cannot assure you that these remediation efforts will be successful or that its ICFR will be effective in accomplishing all control objectives all of the time. If not remediated effectively, the material weaknesses in such ICFR may impact the accuracy and completeness of the Corporation’s financial statements.

The Corporation is committed to maintaining a strong control environment and continuously monitors and assesses the same, including its DC&P and ICFR, in an effort to achieve this goal. As such, management will continue to assess the effectiveness of the foregoing remediation efforts in connection with its evaluations of ICFR.

Changes to Internal Control Over Financial Reporting

Other than as described above, there has been no change in the Corporation’s ICFR that occurred during the three months ended June 30, 2018 that has materially affected, or is reasonably likely to materially affect, the Corporation’s ICFR.

Limitations on Effectiveness of DC&P and ICFR

In designing and evaluating DC&P and ICFR, management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives.  In addition, the design of DC&P and ICFR must reflect the fact that there are resource constraints and that management is required to apply judgment in evaluating the benefits of possible controls and procedures relative to their costs. See also “Risk Factors and Uncertainties—Risks Related to the Corporation’s Business—If the Corporation’s internal controls are ineffective, its operating results and market confidence in its reported financial information could be adversely affected” in the 2017 Annual Information Form and “Risk Factors—If The Stars Group’s internal controls are ineffective, its operating results and market confidence in its reported financial information could be adversely affected” in the 2018 Prospectus Supplement.

For the three and six months ended June 30, 2018, the Corporation limited its design of DC&P and ICFR to exclude controls, polices and procedures of CrownBet and William Hill Australia, which are businesses that a subsidiary of the Corporation acquired an equity controlling interest in not more than 365 days before the end of the second quarter of 2018. See “Overview and Outlook—Recent Corporate and Other Developments” for additional information. Revenues, net loss, total assets and total liabilities that are included in the Corporation’s unaudited interim consolidated financial statements but were excluded from management’s assessment represent 14.9%, 4.0%, 8.7%% and 15.9%  respectively, of the unaudited interim consolidated financial statement amounts as of and for the three months ended June 30, 2018 and 9.0%, and 8.5%, of the revenues and net loss of the unaudited interim consolidated financial statement amounts for the six months ended June 30, 2018.

RISK FACTORS AND UNCERTAINTIES

Certain factors may have a material adverse effect on the Corporation’s business, financial condition and results of operations. Current and prospective investors should carefully consider the risks and uncertainties and other information contained in this MD&A, the Q2 2018 Financial Statements, the 2017 Annual Reports, particularly under the heading “Risk Factors and Uncertainties” in the 2017 Annual Information Form, the 2018 Prospectus Supplement, particularly under the heading “Risk Factors”, and in other filings that the Corporation has made and may make in the future with applicable securities authorities, including those available on SEDAR at www.sedar.com, EDGAR at www.sec.gov or The Stars Group’s website at www.starsgroup.com. The risks and uncertainties described herein and therein are not the only ones the Corporation may face. Additional risks and uncertainties that the Corporation is unaware of, or that the Corporation currently believes are not material, may also become important factors that could adversely affect the Corporation’s business. If any of such risks actually occur, the Corporation’s business, financial condition, results of operations, and future prospects could be materially and adversely affected. In that event, the trading price of the Common Shares (or the value of any other securities of the Corporation) could decline, and the Corporation’s securityholders could lose part or all of their investment.

FURTHER INFORMATION

Additional information relating to The Stars Group and its business, including, without limitation, the Q2 2018 Financial Statements, the 2017 Annual Reports, the 2018 Prospectus Supplement and other filings that The Stars Group has made and may make in the future with applicable securities authorities, may be found on or through SEDAR at www.sedar.com, EDGAR at www.sec.gov or The Stars Group’s website at www.starsgroup.com. Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of The Stars Group securities and securities authorized for issuance under equity compensation plans, is also contained in the Corporation’s most recent management information circular for the most recent annual meeting of shareholders of the Corporation.

In addition to press releases, securities filings and public conference calls and webcasts, The Stars Group intends to use its investor relations page on its website as a means of disclosing material information to its investors and others and for complying with its disclosure obligations under applicable securities laws. Accordingly, investors and others should monitor the website in addition to following The Stars Group’s press releases, securities filings, and public conference calls and webcasts. This list may be updated from time to time.

Toronto, Ontario
August 13, 2018

(Signed) “Brian Kyle”

_____________________

Brian Kyle
Chief Financial Officer